Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Unbanked, Inc.
3010 HAVEN RESERVE
ALPHARETTA, GA 30004
https://unbanked.com/

Up to $2,764,218.76 **Crowdfunding Simple Agreement for Future Equity**
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Unbanked, Inc.
Address: 3010 HAVEN RESERVE, ALPHARETTA, GA 30004
State of Incorporation: DE
Date Incorporated: January 01, 2018

Terms:

Crowdfunding Simple Agreements for Future Equity

Offering Minimum: $10,000.00 of Crowdfunding Simple Agreement for Future Equity
Offering Maximum: $2,764,218.76 of Crowdfunding Simple Agreement for Future Equity
Type of Security Offered: Crowdfunding Simple Agreement for Future Equity
Note converts to Class B Common Stock when the company raises $1,000,000.00 in a qualified equity financing.
Maturity Date: December 31, 2024
Valuation Cap: $115,000,000.00
Discount Rate: 20.0%
Annual Interest Rate: 0%
Minimum Investment Amount (per investor): $250.00

Terms of the underlying Security

Underlying Security Name: Class B Common Stock

Voting Rights:
One vote per share.

Material Rights:

<p>The amount outstanding includes 65,127,362 shares to be issued to stock options issued and reserved for issuance.</p> <p>Anti-Dilution Rights.</p> <p>The Company may issue additional shares of Class B Common Stock at a later date. The issuance of such additional shares of Class B Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.</p>

The Company and its Business

Company Overview

Overview

Introducing a new kind of banking experience that empowers everyone to participate in the financial system—whether they choose to work with a legacy institution, or take complete control by becoming their own custodian of blockchain-based assets.

Our platform puts mobile digital banking first; and, with blockchain technology, we believe we're able to provide a better, cheaper, faster experience. We are taking the antiquated ACH and Wire payment system that is closed-loop and opening it up to the blockchain rails—where payments are cheap and fast.

Business Model

Unbanked shares in all fees generated from the users who interact with our platform either through our card programs, bank accounts, or our white-label partnerships who pay a licensing fee in addition to the sources below. Typically it is a combination of factors. While fees help us make money, we want to keep them low—and rather use economies of scale to make money from our customers. Our philosophy is: a smaller piece of a bigger pie.

The Company earns the majority of its revenue through the sale of the cryptocurrency that it created called TERN, which has been rebranded and renamed UNBNK in connection with the conversion and change from Ternio, LLC to Unbanked, Inc. UNBNK is a token issued on the Stellar (XLM) platform. The Company also earns minimal revenue from periodic fees from its BlockCard product. The company generally engages in many small sales every day and periodically withdraws cash from its cryptocurrency wallet. Revenues are recognized on these sales when the cash is transferred from the wallets to the company's bank accounts, then at the end of each period cost of goods sold is adjusted based on the company's actual cryptocurrency balances.

Corporate Structure

Unbanked, Inc. was initially organized as Ternio LLC, a Delaware limited liability company on 1/1/2018 and converted to a Delaware C-Corporation on 1/1/2022.

The company has two subsidiaries: (i) Ternio Ltd, a United Kingdom corporation formed on September 26, 2019 and (ii) Ternio Ireland Limited, an Ireland corporation formed on July 12 2021. These entities were formed to allow for company operations in certain regions.

Competitors and Industry

Competitors

Unbanked is often compared to other crypto card companies, but our product is so much more than that.

Like traditional banks, we offer bank accounts that hold cash and debit cars for spending; but like crypto companies, we enable those bank accounts to buy and withdraw crypto, or to use that crypto and spend it on a debit card.

Our long-term vision is more competitive with Revolut or Coinbase, but with a B2B focus: enabling other companies to have their own crypto-friendly fintech offerings to their customers, including cards and bank accounts.

Revolut raised $880M at a $33B valuation in July of 2021. Coinbase did a direct listing on NASDAQ in 2021 at a valuation of $85B. Both are strong in their industry focus, but each have built walled gardens and do not have the white-label flexibility that Unbanked has built.

Source for Revolut: http://nanodds.org/cnhs5b/lxqih4/viewtopic.php?id=paradigm-crypto-valuation

Industry

Cryptocurrency adoption is rapidly increasing (hitting a market cap over $2T dollars in March 2022 and forecasting 221M users this year), but the market is still in its infancy. In order to get the next 500M people interacting with crypto, they need tools they're familiar with—like bank accounts and debit cards.

Current Stage and Roadmap

Current Stage

Unbanked has raised approximately $3.3M as of October 2022 through Regulation Crowdfunding (amounts from most recent raise not yet final). Both of our previous rounds have been oversubscribed.

Roadmap

With a successful raise, we will increase our marketing spend and aggressively grow our customer base. We will also enter into as many global markets as possible. This includes EU, LATAM, APAC, EMEA, Canada, and others. Doing it properly means collaborating with regulators and ensuring we adhere to local laws. We also have an ambitious roadmap of new products and services we intend to bring to the marketplace.

The Team

Officers and Directors

Name: Ian Kane

Ian Kane's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-CEO, Director & Co-Founder
  Dates of Service: September, 2017 - Present
  Responsibilities: Operations. Ian receives $170,000 per year in compensation for his role with the company.

Name: Daniel Gouldman

Daniel Gouldman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-CEO, Director and Co-Founder
  Dates of Service: October, 2017 - Present
  Responsibilities: Operations. Daniel currently receives $170,000 per year in his role with the company.

Name: Mark Morales

Mark Morales's current primary role is with Mark Morales & Associates. Mark Morales currently services a variable amount of hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: January, 2018 - Present
  Responsibilities: Sit on the Board of Directors

Other business experience in the past three years:

- **Employer:** Mark Morales & Associates
  Title: Partner
  Dates of Service: January, 2001 - Present
  Responsibilities: Lead the firm and represent clients

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the SAFE should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the

Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any SAFE purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering SAFE in the amount of up to in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital

requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with No Voting Rights

The SAFE that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FCC (Federal Communications Commission), SEC (Securities and Exchange Commission), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their

performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Unbanked or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Unbanked could harm our reputation and materially negatively impact our financial condition and business.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility

A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of the Tokens and other blockchain assets to fluctuate.

The Company's activities may require it to obtain government licenses.

The Company's BlockCard business may constitute broker dealer activity which would require it to obtain licenses from the government which may be difficult to obtain. The Company's activities could open it to being classified as a Money Service Business. Money services businesses are governed by local regulators and must adhere with recordkeeping and due diligence requirements. Such requirements could be very costly to the Company. Failure to obtain licenses or comply with local regulators could open the Company to liability and disrupt business operations.

Cryptocurrency Risks.

Cryptocurrency is a digital representation of value, which can serve as a method of exchange. Cryptocurrencies may be traded for USD or other currencies, but most cryptocurrencies are not supported or backed by any government or bank. Cryptocurrency values are driven solely by supply and demand, and the cryptocurrency markets have been historically highly volatile. There is substantial economic, technical, and societal risk in the cryptocurrency industry. You should conduct extensive research into the cryptocurrency industry before investing. The specific features, functions, operations, characteristics, and use of each cryptocurrency may vary and is likely complex and technical. The Company is subject to the risks of various cryptocurrencies and various cryptocurrency markets. You should understand the cryptocurrency market before investing.

Token Risks.

The tokens may be subject to security weakness, hackers, or theft and may malfunction or function in an unexpected manner. In addition to the risks listed above, there may be risks regarding the Tokens that are not foreseen or fully

appreciated by the management.

New regulations may materially adversely affect the development and adoption of the tokens.

Regulations of cryptocurrencies, blockchain technologies, and cryptocurrencies are currently underdeveloped and likely to rapidly evolve. Legislative and executive bodies may adopt laws and regulations that could impact the development and growth of Company.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, the inherent business risks associated with our Company and present and future market conditions. Our future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 265,217,402 shares, consisting of three classes, of which 200,000,040 shares are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly

in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.
We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreedupon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights, including licenses, in order to operate our business.
The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from

using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers, its board of directors, and key employees.

We are dependent on our executive officers, board of directors and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of any or all of our executive officers, board of directors and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce noncompetition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected. We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market

through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power

disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of noncompliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business.

Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Global crises, such as COVID-19, can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such

investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.
Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to extend the Offering Deadline.
The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.
If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The regulatory regime governing the blockchain technologies and tokens is uncertain, and new regulations or policies may materially adversely affect Unbanked issuance of NFT Tokens and other blockchain assets.
Regulation of tokens, such as NFTs, and blockchain technologies currently is undeveloped and likely to rapidly evolve, varies significantly among international, federal, state and local jurisdictions and is subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the

future, adopt laws, regulations, guidance, or other actions, which may severely impact the Company. Failure by the Company to comply with any laws, rules and regulations, some of which may not exist yet or are subject to interpretation and may be subject to change, could result in a variety of adverse consequences, including civil penalties and fines, all of which may affect the operations of the Company and thus the Company's NFTs and other digital assets issued by the Company.

CFCT Regulatory risks related to minting of NFTs.

Although regulators so far have not provided official guidance about NFTs, it is possible that an NFT could be considered a "commodity" under the Commodity Exchange Act ("CEA"), which defines the term to include several enumerated items and a catch-all for "all other goods and articles." The Commodity Futures Trading Commission ("CFTC") has also stated that the "commodity" definition includes cryptocurrencies, like Bitcoin and Ether, as well as renewable energy credits, emission allowances, and other intangible items. NFTs share some similarities with cryptocurrencies in the sense that they too are purchased, sold, and held using blockchain technology. Therefore, there is a risk that Unbanked may be subject to legal compliance or violations of the CEA if the CFTC determines that Unbanked NFT's are commodities.

SEC Regulatory risks related to minting of NFTs.

The SEC has defined a digital asset as "an asset that is issued and transferred using distributed ledger or blockchain technology" which includes a NFT. Though the security laws in the United States do not explicitly define digital assets, these may be deemed "digital asset securities" in certain circumstances, and therefore, the SEC may determine or find that Unbanked's NFTs were securities under federal securities laws. Though, Unbanked provides that their NFT should not be deemed a security as Unbanked NFTs were presented as a collectible with a public assurance of authenticity on the decentralized ledger and were not marketed as an asset that will give a "return on investment" due to efforts of others, however, if the SEC determines that Unbanked NFTs were designed to provide an expectation of profit to the buyer based on the efforts of others and were marketed as such by Unbanked, then Unbanked may be subject to regulatory actions.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Grassroots Impact, LLC (Daniel & Sheila Gouldman)	98,591,400	Class B Common Stock	50.0%
Grassroots Impact, LLC (Daniel & Sheila Gouldman)	20	Class A Common Stock	
Ian Kane	98,591,400	Class B Common Stock	50.0%
Ian Kane	20	Class A Common Stock	

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, Crowd SAFE 2020, Crowd SAFE 2022, Crowd SAFE 2019, StartEngine Crowdfunding SAFE (this offering), and Series A Preferred Stock.

Class A Common Stock

The amount of security authorized is 40 with a total of 40 outstanding.

Voting Rights

One vote per share.

Material Rights

Anti-Diulution Rights.

The Company may issue additional shares of Class A Common Stock at a later date. The issuance of such additional shares of Class A Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

Class B Common Stock

The amount of security authorized is 260,400,162 with a total of 260,400,162 outstanding.

Voting Rights

One vote per share.

Material Rights

The amount outstanding includes 65,127,362 shares to be issued to stock options issued and reserved for issuance.

Anti-Dilution Rights.

The Company may issue additional shares of Class B Common Stock at a later date. The issuance of such additional shares of Class B Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

Crowd SAFE 2020

The security will convert into Cf shadow series securities and the terms of the Crowd SAFE 2020 are outlined below:

Amount outstanding: $1,070,000.00
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $15,000,000.00
Conversion Trigger: Equity Financing (see below)

Material Rights

Conversion

Upon each future equity financing of greater than $1,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $15,000,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants

to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 80.00%.The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price. Conversion Upon a Liquidity Event Prior to an Equity Financing . In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $15,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity 28 Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes. In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. "Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors,

(ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing.

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Crowd SAFE 2022

The security will convert into Cf shadow series and the terms of the Crowd SAFE 2022 are outlined below:

Amount outstanding: $2,235,781.24
Maturity Date: September 04, 2022
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $115,000,000.00
Conversion Trigger: Equity Financing (see below)

Material Rights

Conversion

Upon each future equity financing of greater than $1,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $115,000,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity

incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 80.00%.The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price. Conversion Upon a Liquidity Event Prior to an Equity Financing . In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $15,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity 28 Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes. In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. "Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors,

(ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company. Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will

receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Crowd SAFE 2019

The security will convert into Equity (see below) and the terms of the Crowd SAFE 2019 are outlined below:

Amount outstanding: $25,000.00
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $15,000,000.00
Conversion Trigger: Equity Financing or Liquidity Event

Material Rights

(a) Equity Financing.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("First Equity Financing"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of units of the CF Shadow Series of the Capital Stock (whether Preferred Securities or another class issued by the Company), as applicable, sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "First Equity Financing Price").

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "Subsequent Equity Financing"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Securities or another class issued by the Company) shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b) Liquidity Event.

(i) If there is a Liquidity Event before the termination of this instrument and before

any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of units of the most recent issued Capital Stock (whether Preferred Securities or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price, if the Investor fails to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(c) Dissolution Event. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Securities, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Securities as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Securities upon a Dissolution Event and (iii) and all holders of Common Securities.

(d) Termination. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of units in the CF Shadow Series or Common Securities to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

StartEngine Crowdfunding SAFE (this offering)

The security will convert into Class b common stock and the terms of the StartEngine Crowdfunding SAFE (this offering) are outlined below:

Amount outstanding: $0.00
Maturity Date: December 20, 2024
Interest Rate: 0.0%

Discount Rate: 20.0%
Valuation Cap: $115,000,000.00
Conversion Trigger: Equity Financing, Liquidity Event and Maturity (see below)

Material Rights

(a) Equity Financing.

If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(e) , the Company shall notify the Investor of the closing of the Equity Financing and issue to the Investor a number of shares of the Crowdfunding Stock. The number of shares of the Crowdfunding Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price.

 (b) Liquidity Event.

If there is a Liquidity Event before the termination of this instrument , the Investor will automatically receive from the Company a number of shares of the Crowdfunding Stock equal to the Purchase Amount divided by the Liquidity Price. In connection with this Section 1(b), the shares will be issued by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

(c) Maturity. Unless this Crowdfunding Safe has been previously converted in accordance with the terms of this Crowdfunding Safe, on the Maturity Date, this Crowdfunding Safe shall automatically convert into Crowdfunding Stock. The number of shares of the Crowdfunding Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the Safe Price.

(d) Dissolution Event. If there is a Dissolution Event before this instrument terminates , subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the Investor, all holders of other Crowdfunding Safes (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event) and all holders of Common Stock.

(e) Termination. This instrument will terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the Crowdfunding Stock to the Investor pursuant to Section 1(a), 1(b) or 1(c); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(d).

"Change of Control" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board

of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"Common Stock" means common stock, par value .001 per share, of the Company.

"Conversion Price" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of the Crowdfunding Stock.

"Crowdfunding Stock" shall mean Class B Common Stock

"Discount Price" means the price per share of Common Stock or Preferred Stock, as applicable, sold in an Equity Financing multiplied by the Discount Rate.

"Dissolution Event" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"Dividend Amount" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"Equity Financing" shall mean a bonafide transaction or series of transactions pursuant to which the the Company sells its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"Equity Securities" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.

"Fully Diluted Capitalization" shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all

convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Safes, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

"IPO" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"Liquidity Capitalization" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

"Liquidity Event" means a Change of Control or an IPO.

"Liquidity Price" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"Lock-up Period" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"Preferred Stock" means the preferred stock of the Company.

"Regulation CF" means Regulation Crowdfunding promulgated under the Securities Act.

"Safe" means any simple agreement for future equity (or other similar agreement), including a Crowdfunding Safe, which is issued by the Company for bonafide financing purposes and which may convert into Capital Stock in accordance with its terms.

"Safe Price" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

Series A Preferred Stock

The amount of security authorized is 4,817,200 with a total of 4,817,200 outstanding.

Voting Rights

There are no voting rights associated with Series A Preferred Stock.

Material Rights

<u>Dividends</u>: Holders of Series A Preferred Stock are entitled to certain rights with respect to dividends. Please see exhibit F for additional detail.

<u>Liquidation Rights</u>: Holders of Series A Preferred Stock are entitled to certain liquidation preferences. Please see exhibit F for additional detail.

<u>Election of Directors</u>: Subject to certain conditions, Series A Preferred Stock holder have the right to appoint one director to the Board. Please see exhibit F for additional detail.

The Company may issue additional shares of Preferred Stock at a later date. The issuance of such additional shares of Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

What it means to be a minority holder

As a minority holder of SAFE of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $2,235,781.24
  Use of proceeds: Operations
  Date: September 04, 2022
  Offering exemption relied upon: Regulation CF

- **Type of security sold:** SAFE
  Final amount sold: $1,070,000.00
  Use of proceeds: Operations
  Date: June 14, 2020
  Offering exemption relied upon: Regulation CF

- **Name:** Series 1 Preferred Units* (Now Series A Preferred Stock)
  Type of security sold: Equity
  Final amount sold: $318,126.00
  Number of Securities Sold: 240,860
  Use of proceeds: General Operations
  Date: January 15, 2019
  Offering exemption relied upon: 506(c)

- **Type of security sold:** SAFE
  Final amount sold: $25,000.00
  Use of proceeds: General Operations
  Date: May 21, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and

results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2021

Revenue

Revenue for fiscal year 2021 was $19.9M, up significantly compared to fiscal year 2020 revenue of $9.3M. As a result of high crypto prices translating to increased consumer spending + continued expansion of Unbanked's white-label business. We believe that cyclical increases and decelines in cryptocurrency prices will continue to impact spending behavior of consumers on card products, translating to company revenue. However, further diversification of white-label business across different cryptocurrencies assets (including stablecoins) should help balance that long term.

Cost of revenue

Cost of revenue in 2021 was $14.7M, an increase of approximately $7.6M, from costs of $7.1M in 2020. The change was largely due to an increase in consumer spending habits on the card and an increase in marketing cost.

Gross profit

2021 gross profit increased to $5.2M over 2020 gross profit of $2.2M, an increase of $3M year-over-year. This improved performance was caused by an increase in a direct-to-consumer user base and increased card spend. In addition, more B2B partners help contribute to this number.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses. Expenses in 2021 were $5M, up from approximately $2.6M in 2021. This increase was due to increased employee headcount and their compensation and benefits costs. The Company hired approximately 26 employees in 2021, primarily in engineering, product, compliance, and marketing.

Historical results and cash flows:

The Company is currently in the production stage and revenue-generating. We are of

the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we anticipate additional long term growth. Past cash was primarily generated through sales and revenues from product usage. Our goal is to continue geographical expansion and partnership growth. Through continued geographical reach and new B2B partnerships, our revenue should grow into the future through more end consumers using our product.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October 2022, the Company has capital resources available in the form of $1,500,00 in cash and cryptocurrencies.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for over 12 months. This is based on a current monthly burn rate of $100,000 for expenses related to employee salaries; technical costs.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for over 24 months. This is based on a current monthly burn rate of $100,000 for expenses related to employee salaries; technical costs.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including institutional capital from private equity and venture capitalist. In particular, we are currently contemplated undergoing a Regulation D and a Regulation A offering.

Indebtedness

- **Creditor:** SBA EIDL Loan
  Amount Owed: $150,000.00
  Interest Rate: 3.75%
  Maturity Date: July 23, 2050
  3.75% per annum. Installment payments, including principal and interest of $731 monthly will begin twelve (12) months from the date of issuance of the promissory note. The balance of principal and interest will be payable thirty (30) years from the date of the promissory note.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Valuation Cap: $115,000,000.00

Valuation Cap Details: The company used a revenue multiple to determine the valuation. The company's ~$20M revenue in 2021 multiplied by FinTech Saas multipliers yielded a valuation higher than the $115M valuation cap used in this offering.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $2,764,218.76, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  34.0%
  General marketing expenses.

- *Operations*
  34.5%
  Funds used for general operations of the company.

- *Research & Development*
  20.0%
  Funds used for research and development of future products.

- *Legal*
  5.0%
  Funds used to pay for legal services rendered.

- *StartEngine Service Fees*
  1.0%
  Fees for certain services provided by StartEngine

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://unbanked.com/ (https://unbanked.com/company/investors/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/unbanked

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Unbanked, Inc.

[See attached]

Unbanked Inc.
and subsidiaries

(a Delaware Corporation; formerly known as
Ternio LLC, a Delaware Limited Liability Company)

Audited Consolidated Financial Statements

Period of January 1, 2021
through December 31, 2021

Audited by:

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Unbanked Inc. and Subsidiaries

Table of Contents



Independent Auditor's Report

April 15, 2022
To: Board of Directors of Unbanked Inc.
Attn: Ian Kane, CEO
Re: 2021 Consolidated Financial Statement Audit – Unbanked Inc. and subsidiaries

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of Unbanked Inc. and subsidiaries, which comprise the consolidated balance sheets as of December 31, 2021, and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Unbanked Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Unbanked Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Unbanked Inc.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Unbanked Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Unbanked Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

TaxDrop LLC

TaxDrop LLC
Robbinsville, New Jersey
April 15, 2022

UNBANKED, INC
CONSOLIDATED BALANCE SHEET
As of December 31, 2021
(Audited)

ASSETS		2021
Current Assets		
Cash and cash equivalents	$	928,804
Accounts receivable		79,000
Other current assets		72,572
Digital assets		757,448
TERN cryptocurrency		218,062
Custody accounts		4,555,031
Total Current Assets		**6,610,918**
Property and Equipment		
Computer equipment		71,781
Blockcard platform		142,000
Web domain		87,312
Accumulated depreciation & amortization		(104,475)
Total Other Assets		**196,617**
Total Assets	$	**6,807,535**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Accounts payable	$	-
Member payable		53,038
Credit cards		17,105
Accrued expenses		70,003
Accrued performance awards - TERN		188,287
Custody accounts		4,555,031
Deferred Revenue		152,000
Total Current Liabilities		**5,035,464**
Long-Term Liabilities		
EIDL loan		154,153
PPP loan		4,280
SAFE agreements		2,178,000
Dividends Payable		81,645
Total Long-Term Liabilities		**2,418,078**
Total Liabilities		**7,453,542**
Members' equity (deficit)		
Series A Preferred 8% Membership Units 4,817,200		
issued and outstanding as of December 31, 2021.		318,126
Additional Paid in Capital - Member Unit Options		412,348
Retained Earnings		(1,376,482)
Total Members' Equity		**(646,008)**
Total Liabilities and Members' Equity	$	**6,807,535**

The accompanying footnotes are an integral part of the financial statements.

UNBANKED, INC
CONSOLIDATED INCOME STATEMENT
Year Ended December 31, 2021
(Audited)

	2021
Revenues	19,850,760
Less: Cost of Tern Repurchases	14,700,506
Net Profit	**5,150,254**
Operating Expenses	
General and administrative	68,956
Payroll and Contractors	3,171,783
Legal & Professional Services	919,687
Sales and marketing	537,766
Total Operating Expenses	**4,698,192**
Other Income/(Expense)	
Other income/expense	-
Depreciation and amortization	(26,587)
Impairment - Digital Assets	(82,696)
SAFE Valuation True Up Expense	(228,716)
Total Operating Expenses	**(337,999)**
Net Income (Loss)	**114,063**

The accompanying footnotes are an integral part of the financial statements.

UNBANKED, INC
CONSOLIDATED STATEMENT OF MEMBERS' EQUITY
Year Ended December 31, 2021
(Audited)

	Preferred Membership Units ($)	Common Membership Units ($)	Additional Paid in Capital - Membership Unit Options	Retained Earnings/(Accumulated Deficit)	Total Members' Equity
Balance as of December 31, 2020	**318,126**	-	**167,995**	**(1,463,329)**	**(977,208)**
APIC - Membership Unit Options	-	-	244,353	-	244,353
Issuance of Cumulative Preferred Dividend	-	-	-	(27,215)	(27,215)
Net Income	-	-	-	114,063	114,063
Balance as of December 31, 2021	**318,126**	-	**412,348**	**(1,376,482)**	**(646,008)**

The accompanying footnotes are an integral part of the financial statements.

UNBANKED, INC
CONSOLIDATED STATEMENTS OF CASH FLOWS
Year Ended December 31, 2021
(Audited)

	2021
Cash Flows from Operating Activities	
Net Income (Loss)	$ 114,063
Adjustments to reconcile net income (loss) to net cash provided by operations:	
Depreciation & Amortization	26,587
Fair market value adjustment of SAFE agreements	220,177
Mark to market adjustment on cryptocurrency awards	38,089
Membership-unit option award compensation expense	244,353
Impairment of digital assets	(82,696)
Accrued Interest	5,662
Changes in operating assets and liabilities:	
Accounts receivable	(79,000)
Other current assets	41,594
Digital assets	(523,711)
TERN cryptocurrency	(34,240)
Cash and securities segregated under federal and other regulations	(4,555,031)
Custody Accounts Payable to Users	4,555,031
Credit cards	11,910
Accrued expenses	27,609
Deferred Revenue	152,000
Net cash provided by (used in) operating activities	**162,396**
Cash Flows from Investing Activities	
Acquisition of Fixed assets	(125,790)
Net cash used in investing activities	**(125,790)**
Cash Flows from Financing Activities	
Repayment of EIDL Loan	(1,509)
Interest on EIDL Loan	
Net cash used in financing activities	**(1,509)**
Net change in cash and cash equivalents	**35,097**
Cash and cash equivalents at beginning of period	893,707
Cash and cash equivalents at end of period	**$ 928,804**
Supplemental Cash Flow Disclosure	
Cash paid on interest	$ 2,877

The accompanying footnotes are an integral part of the financial statements.

UNBANKED, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021

NOTE 1 – NATURE OF OPERATIONS AND CONSOLIDATION

Unbanked, Inc. was registered in Delaware on January 1, 2018, formally known as Ternio LLC as a limited liability company which later incorporated into a Delaware C Corporation as of January 1, 2022 and changing its name to Unbanked, Inc. (see Note 10). The Company provides a debit card for cryptocurrency holders to use where major credit cards are accepted. The company issues bank accounts, debit cards and financial toolkit APIs - middleware enabling cryptocurrencies to be spent at 40 million merchants world-wide. Unbanked, Inc. supports multiple coins including Paxful, Nexo and Litcoin and is the only company enabling users to hold crypto until the point of sale. Other cards take a user's cryptocurrency, convert to fiat, and place the USD value on a card which is the equivalent of buying a gift card. Deposit accounts made easy with a modern and intuitive interface that handles everything from tracking spend, purchasing or selling cryptocurrencies, or transferring funds. Unbanked enables companies to build and scale financial products by bringing a suite of product APIs that will integrate seamlessly within your company's current or future technology needs. The Company's headquarters are in Alpharetta, Georgia. The company began operations in 2018.

The Company has two wholly owned subsidiaries:
- Ternio Ltd, a United Kingdom corporation formed on September 26, 2019
- Ternio Ireland Limited, an Ireland corporation formed on July 12, 2021

The financials herein comprise the consolidated results of Unbanked Inc. and its two subsidiaries (collectively which may be referred to as the "Company", "we," "us," "our," or "Unbanked").

Since Inception, the Company has relied on contributions from owners, the issuance of SAFE notes, and securing loans to fund its operations. During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 10), and funds from revenue producing activities, when such can be realized. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term. The most significant accounting estimates inherent in the preparation of the Company's financial statements include estimates associated with asset valuations including the Company's cryptocurrency holdings, impairment analysis of intangibles, valuation of the Company, valuation of its SAFEs, membership unit-based compensation and awards of intangible assets.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations

in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

The Company participates in the cryptocurrency industry. As such, it may be exposed to changing regulations in the industry that could impact the financial performance of the Company because of the inherent risk of the industry and its participants. Changes in government regulation could adversely impact our business. The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The Federal Communications Commissions (FCC) and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors.

The Company is subject to a highly evolving regulatory landscape and any adverse changes to, or failure to comply with, any laws and regulations could adversely affect the brand, reputation, business, operating results, and financial condition. Our business is subject to extensive laws, rules, regulations, policies, orders, determinations, directives, treaties, and legal and regulatory interpretations and guidance in the markets in which we operate, including those governing financial services and banking, broker-dealers and ATS, crypto asset custody, exchange, and transfer, cross-border and domestic money and crypto asset transmission, privacy, data governance, data protection, cybersecurity, fraud detection, payment services (including payment processing and settlement services), consumer protection, tax, and anti-money laundering. Many of these legal and regulatory regimes were adopted prior to the advent of the internet, mobile technologies, crypto assets, and related technologies. As a result, they do not contemplate or address unique issues associated with the cryptocurrency industry, are subject to significant uncertainty, and vary widely across U.S. federal, state, and local and international jurisdictions. Moreover, the complexity and evolving nature of our business and the significant uncertainty surrounding the regulation of the cryptocurrency industry requires us to exercise our judgement as to whether certain laws, rules, and regulations apply to us, and it is possible that governmental bodies and regulators may disagree with our conclusions. To the extent we have not complied with such laws, rules, and regulations, we could be subject to significant fines, revocation of licenses, limitations on our products and services, reputational harm, and other regulatory consequences, each of which may be significant and could adversely affect our business, operating results, and financial condition. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

As discussed in Note 9, COVID-19 has been determined to be a global pandemic and as a result there may be a slowdown in the economy in the United States and globally which could adversely affect the results of the Company.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cryptocurrency holdings and cash equivalents may subject the Company to a concentration of risk. The largest portion of Company holdings of cryptocurrency are in its TERN holdings and various other crypto currencies, acquired from selling users TERN in exchange for other crypto currencies. The Company holding of TERN is 30,428,520 tokens with an adjusted-for-impairment basis of $218,062 at December 31, 2021. The Company's cash equivalent consists primarily of deposit account or money market funds. Certain bank deposits may at times be in excess of the Federal Deposit Insurance Commission (FDIC) insurance limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2021, the Company had $928,804 of cash on hand.

Cash and securities segregated under federal and other regulations

The Company holds via omnibus cash and crypto wallet accounts its customers' funds. The Company lists these balances separately as it does not hold title or rights to these customer funds. The balance of cash or crypto currencies held on behalf of customers is also listed as a liability account payable to users for an equal amount. As of December 31, 2021, the Company held $4,555,031 in omnibus accounts on behalf of its users (see Cryptocurrencies below).

In 2021, the Company began recording its balance of customer custody balances and corresponding payable balance to users. Because of this new adoption in 2021, the previously audited financial statements did not carry any custody account asset balance nor payable liability balance to users. Accordingly, the fluctuation within the change of balance in each account from 2020 to 2021 appears to be the full balance of cash and crypto held in custody at the end of 2021. The Company recognizes that this fluctuation is not entirely factual but does not have a reliable estimate to restate the 2020 ending custody and payable to users balance due to lack of recording and design surrounding these balances as of December 31, 2020. For future years, the Company's cash flow change in custody and payable to users balance year over year will accurately reflect the change in customer account balances. The Company does not believe that this fluctuation has a material impact on users of the financial statements' understanding of its underlying positions.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2021, the Company had $79,000 in accounts receivable due from white-label sales.

Cryptocurrencies

Cryptocurrencies, (including the Company's Unbanked, Inc, formally Ternio "TERN", bitcoin, and other 3rd party cryptocurrencies) are included in current assets in the accompanying balance sheet. Cryptocurrencies purchased are recorded at cost and sale of the Company's cryptocurrencies are accounted for in connection with the Company's revenue recognition policy disclosed below. As of December 31, 2021, the Company holds in custody cryptocurrency securities owned by client. As of December 31, 2021, $4,555,031 of client funds are held in custody.

Cryptocurrencies held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the cryptocurrency at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

Purchases of cryptocurrencies by the Company are included within operating activities in the accompanying statement of cash flows. The sales of cryptocurrencies are included within operating activities in the accompanying statement of cash flows and any realized gains or losses from such sales are included in operating expenses in the statement of operations. The Company accounts for its gains or losses in accordance with specific identification. However, in the absence of the ability to specifically identify the cryptocurrency being sold, the Company will use the first in first out (FIFO) method of accounting in those cases.

As of December 31, 2021, the Company has $975,510 in cryptocurrency. Of this, $218,062 for its own TERN currency in 2021.

1-Jan-21	1-Jan-21	1-Jan-21
Crypto Balance	FIFO Value	Fair Market Value

Beginning Balance:	in Crypto	in USD	in USD
TERN	26,978,281	183,822	172,364
BTC	1	26,164	30,320
XLM	285	-	37
USDT	80,373	80,373	80,373
BMX	70	2	2
ETH	14	9,685	10,818
BAT	1	-	-
USDC	1,002	33,149	1,002
DAI	1,400	1,400	1,400
LTC	-	7	20
XRP	1,189	262	261
WETH	-	-	-
UNBNK	-	-	-
USDP	-	-	-
TUSD	-	-	-

(Sales)/Purchases of Crypto:	Jan 1 - Dec 31, 2021 Crypto Balance in Crypto	Jan 1 - Dec 31, 2021 FIFO Value in USD	Jan 1 - Dec 31, 2021 Fair Market Value in USD
TERN	7,026,710		
BTC	1		
XLM	94,296		
USDT	(80,373)		
BMX	(70)		
ETH	29		
BAT	(0)		
USDC	9,710		
DAI	(1,400)		
LTC	21		
XRP	(1,189)		
WETH	94		
UNBNK	314		
USDP	60,452		
TUSD	18,930		

Impairment of Crypto:	31-Dec-21 Crypto Balance in Crypto	31-Dec-21 FIFO Value in USD	31-Dec-21 Fair Market Value in USD
TERN		-	
BTC		(23,151)	
XLM		(2,407)	
USDT		-	
BMX		-	
ETH		(3,536)	
BAT		-	
USDC		-	

DAI		-	
LTC		(46)	
XRP		-	
WETH		(52,882)	
UNBNK		(673)	
USDP		-	
TUSD		-	

Ending Balance:	31-Dec-21 Crypto Balance in Crypto	31-Dec-21 FIFO Value in USD	31-Dec-21 Fair Market Value in USD
TERN	34,004,991	245,065	256,921
BTC	2	109,260	109,260
XLM	94,581	24,757	24,757
USDT	-	-	-
BMX	-	-	-
ETH	43	154,295	156,998
BAT	1	1	1
USDC	10,712	10,712	10,712
DAI	-		-
LTC	21	3,077	3,077
XRP	-	-	-
WETH	94	347,118	347,118
UNBNK	314	1,815	1,815
USDP	60,452	60,482	60,482
TUSD	18,930	18,928	18,928

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Impairment of Long-Lived Assets

As per ASC 350-30-50, management reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured

by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Based on its reviews, management determined that digital assets were impaired by a total of $82,696 based upon an assessment as of December 31, 2021.

Other Assets

As of December 31, 2021, the Company's other assets were comprised of Unbanked physical Blockcards in inventory for future customers and prepaid expenses.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

The Company is a limited liability company and is treated as a partnership for tax purposes. Effective January 2022, the Company will file taxes as Corporation. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in these financial statements. Income from the Company is reported and taxed to the members on their individual tax returns. We intend for each Series to elect and qualify to be taxed as a separate real estate investment trust, or REIT, for U.S. federal income tax purposes, commencing with the taxable year ending after the completion of the initial offering of interests of such Series.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's consolidated financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position. The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Leases

Effective January 1, 2019, the Company accounts for its leases under ASC 842, Leases (ASC 842). Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases and are recorded on the balance sheet as both a right of use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company's incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right of use asset result in straight-line rent expense over the lease term.

In calculating the right of use asset and lease liability, the Company elects to combine lease and non-lease components as permitted under ASC 842. The Company excludes short-term leases having initial terms of 12 months or less from the new guidance as an accounting policy election and recognizes rent expense on a straight-line basis over the lease term.

As of December 31, 2021, the Company had no leases.

Revenue Recognition

The Company adopted ASU 2014-09, *Revenue from Contracts with Customers*, and its related amendments (collectively known as "ASC 606"), effective January 1, 2018. The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when performance obligations are satisfied through the transfer of services to the Company's customers in an amount that reflects the consideration expected to be received in exchange for transferring services to customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:

- Variable consideration
- Constraining estimates of variable consideration
- The existence of a significant financing component in the contract
- Noncash consideration
- Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or overtime as appropriate.

The Company's revenue includes sales of its cryptocurrency TERN, transaction fees generated from customers using its BlockCard debit card and from the licensing (white label) of its BlockCard platform to outside parties. The sale of TERN is not contingent on a repurchase. Many customers purchase TERN to withdraw to their own wallets. Ternio does however make it easy for customers to spend their TERN on the Blockcard; customers are able to deposit TERN directly onto the card and spend TERN when it's converted into USD at point of sale.

The transaction consideration the Company receives, if any, is non-cash cryptocurrency in many cases, which the Company measures at fair value on the date received. For the year ended December 31, 2021, the Company had recognized revenue of $19,396,274 respectively for the delivery of TERN cryptocurrency which is considered complete at the point of exchange at the timestamped point of transaction when the deposit of the purchased asset is

received. The price of TERN is sold at either $.008 or the market price as determined by the Stellar Decentralized Exchange whichever is greater.

For the white label partnerships, the transaction consideration is made up of two parts, the tri-phasic implementation stage for a non- refundable fixed fee and revenue share of transactions after the white label partnership is implemented. The performance obligation under the company's white label program is considered complete once the following 3 phases of implementation are completed prior to initializing transactions and recognizing revenue in the same manner as for the sales of TERN:

- Phase 1 - Microsite setup (if needed)
- Phase 2 - Compliance document compilation
- Phase 3 - Bank submission approval/denial

There is currently no specific definitive guidance under GAAP or alternative accounting framework for the accounting for cryptocurrencies recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted by the FASB, the Company may be required to change its policies, which could have an effect on the Company's financial position and results from operations.

For the year ended December 31, 2021, the Company had recognized revenue of $435,803 from white label partnerships, with unearned revenue balances totaling $152,000.

Cost of Revenue

The Company's cost of revenue consists primarily of the cost per token of its cryptocurrency TERN which is accounted for on first in first out (FIFO) cost basis for the wallets used to purchase TERN, independent of TERN Treasury holdings but is reviewed for impairment periodically as discussed in the section Cryptocurrency above and as per ASU guidance 2015-11 topic 330. As the company is in the business of selling TERN cryptocurrency, the repurchases of TERN are treated as a Cost of Sales as they replenish the company's inventory of TERN. The cost per token is obtained from third parties such as the exchange used at the time of the transaction. Also included would be any other direct costs to obtain the revenue but excluding depreciation and amortization, which are separately stated in the Company's statement of operations.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred. Such costs approximated $537,766, for the year ended December 31, 2021.

SAFE Valuation True Up Expense (previously labeled part of Interest Expense)

The Company's non-cash true up expense for the year December 31, 2021 was $220,177 to account for the change in fair value of the SAFE agreements.

Contingent Liabilities

The Company recognizes contingent liabilities when it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Disclosure in the notes to the financial statements is required for loss contingencies that do not meet both these conditions if there is a reasonable possibility that a loss may have been incurred. The Company expenses as incurred the costs of defending legal claims against the Company.

Software Development Costs - Internal Use

Preliminary project stage costs are expensed as they are incurred. If a decision is made to move forward with application development, this portion of the project is to be capitalized. Training costs are expensed as incurred as well as data conversion costs.

Capitalization of costs begin when the preliminary project stage is completed and management with relevant authority implicitly or explicitly authorize and commit to funding a project and it is probable that the project will be completed and the software will be used to perform the function intended. When it is no longer probable the software will be completed and placed in service no further costs shall be capitalized and impairment is applied to existing balances. Capitalization ceases no later than the point at which the project is substantially complete and ready for its intended use after all substantial testing is completed.

Once the development has been substantially completed, post-implementation operation stage costs including maintenance costs are expensed as incurred.

Upgrades and enhancements are defined as modifications to existing internal-use software that result in additional functionality-that is, modifications to enable the software to perform tasks that it was previously incapable of performing. Upgrades and enhancements normally require new software specifications and may require a change to all or part of the existing software specifications. In order for costs of specified upgrades and enhancements to internal use computer software to be capitalized it must be probable that those expenditures will result in additional functionality.

These upgrades and enhancements follow the same process of evaluation for capital and expense as typical software development costs. As we cannot separate on a reasonably cost-effective basis between maintenance and relatively minor upgrades and enhancements, those costs are expensed as incurred.
New software development activities trigger consideration of remaining useful lives of software that is to be replaced. When replacing software, unamortized costs are expensed when the new software is ready for its intended use.

Web domain registration and software development costs for the BlockCard platform eligible to be capitalized were $229,312 for the year ending December 31, 2021, respectively. Amortization cost was $11,695 for 2021.

Patents and Trademarks

Cost to acquire a patent and trademark are recorded only if the amount spent is above capitalization thresholds. Once they do, costs other than R&D are capitalized and amortized over the lifespan protected by the patent or trademark or its useful life, if shorter. The company does have a patent System and Methods for Operating a Blockchain Network. It also has two trademarks: BlockCardTM and LexiconTM. No costs have been capitalized as the expenditures have not reached the capitalization threshold at the balance sheet dates.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) in order to increase transparency and comparability among organizations by, among other provisions, recognizing lease assets and lease liabilities on the balance sheet for those leases classified as operating leases under previous U.S. GAAP. For public companies, ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 (including interim periods within those periods) using a modified retrospective approach and early adoption is permitted. In transition, entities may also elect a package of practical expedients that must be applied in its entirety to all leases commencing before the adoption date, unless the lease is modified, and permits entities to not reassess (a) the existence of a lease, (b) lease classification or (c) determination of initial direct costs, as of the adoption date, effectively allowing entities to carryforward accounting conclusions under previous U.S. GAAP. In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842): Targeted Improvements, which provides entities an optional transition method to apply the guidance under Topic 842 as of the adoption date, rather than as of the earliest period presented. The Company adopted Topic 842 on January 1, 2019, using the optional transition method to apply the new guidance as of January 1, 2019, rather than as of the earliest period presented, and elected the package of practical expedients described above. Based on the analysis, on January 1, 2019, the Company recorded right of use assets and lease liabilities of approximately $0.

In June 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. The amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, but no earlier than an entity's adoption date of Topic 606. The Company adopted this new standard on January 1, 2019 and the adoption did not have a material impact on its financial statements and related disclosures.

In August 2018, the FASB issued ASU No. 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement" ("ASU 2018-13"), which makes a number of changes meant to add, modify or remove certain disclosure requirements associated with the movement amongst or hierarchy associated with Level 1, Level 2 and Level 3 fair value measurements. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company adopted ASU 2018-13 on January 1, 2020 and its adoption did not have any impact on the Company's financial statements and related disclosures.

In December 2019, the FASB issued ASU No. 2019-12, "Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2019-12) which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the impact of this standard on its financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

Member Unit Based Compensation

The Company accounts for unit-based payment awards exchanged for services at the estimated grant date fair value of the award. Membership unit options issued under the Company's long-term incentive plan is granted with an exercise price equal to no less than the market price of the Company's membership unit at the date of grant and expire within 30 days after termination of agreement with applicable suppliers. These options generally vest over a three - year period.

The Company estimates the fair value of membership unit option grants using the Black-Scholes option pricing model and the assumptions used in calculating the fair value of membership unit-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment.

Expected Term - The expected term of options represents the period that the Company's membership unit-based awards are expected to be outstanding based on the simplified method, which is the half-life from vesting to the end of its contractual term.

Expected Volatility - The Company computes membership unit price volatility over expected terms based on industry/competitor volatility levels in absence of trading price ranges being readily available for the Company. Risk-Free Interest Rate - The Company bases the risk-free interest rate on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent remaining term.

Expected Dividend - The Company has never declared or paid any cash dividends on its common units and does not plan to pay cash dividends in the foreseeable future, and, therefore, uses an expected dividend yield of zero in its valuation models.

The Company elected to account for forfeited awards as they occur, as permitted by Accounting Standards Update ("ASU") 2016- 09. Ultimately, the actual expenses recognized over the vesting period will be for those units that vested.

NOTE 3 – FIXED ASSETS

Fixed assets at December 31, 2021 consists of the following:

	2021
Blockcard Platform	142,000
Computer Equipment	71,781
Web Domain	87,312
Accumulated Depreciation/Amortization	(104,475)
Total	$ 196,617

Depreciation expenses totaled $14,892 for the year ended December 31, 2021, respectively (see Note 2 – Fixed Assets).

NOTE 4 – OTHER OBLIGATIONS

Economic Injury Disaster Loan (EIDL)

In July 2020, the Company received an Economic Injury Disaster Loan ("EIDL") for $150,000 subject to a 30-year repayment schedule beginning 12 months after loan inception and at an interest rate of 3.75%. The monthly payments are $731 per month over the repayment term and can be paid back early without penalty. The collateral in which this security interest is granted includes the following property that Company now owns or shall acquire or create immediately upon the acquisition or creation thereof: all tangible in Process and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes, (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software, and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest Company grants includes all accessions, attachments, accessories, parts, supplies and replacements for the Collateral, all products, proceeds and collections thereof and all records and data relating thereto.

Simple Agreements for Future Equity (SAFE)

2019 SAFES

On May 21, 2019, the Company issued SAFE agreements for future equity for fair market value of $25,000. The agreement is not equity but provides for conversion to preferred membership units in the event of an equity financing or liquidity event and also carries a 20% discount to share price for the future equity based on a $15million post-money valuation cap. In a dissolution event the holder will receive similar preference as common unitholders.

1. Events

(a) Equity Financing.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("First Equity Financing"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of units of the CF Shadow Series of the Capital Stock (whether Preferred Securities or another class issued by the Company), as applicable, sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the

Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "First Equity Financing Price").

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "Subsequent Equity Financing"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Securities or another class issued by the Company) shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b) Liquidity Event.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of units of the most recent issued Capital Stock (whether Preferred Securities or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price, if the Investor fails to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(c) Dissolution Event. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Securities, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Securities as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Securities upon a Dissolution Event and (iii) and all holders of Common Securities. (d) Termination. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of units in the CF Shadow Series or Common Securities to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2020 SAFES

In 2020, the Company held a successful crowdfunded offering ("Crowdfunded Offering") of $1,070,000 of Simple Agreements for Future Equity ("SAFEs"). The Crowdfunded Offering is being made through OpenDeal Portal Inc. (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee of the amount raised and 2% of the securities issued in this offering.

The SAFEs are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events. The securities do not entitle the Investors to any dividends. Currently, there is no specific guideline from the FASB for the accounting treatment of the SAFE agreements. SAFE agreements can be thought of as naked warrants for the future purchase of equity in the company. The FASB directs for warrants to be recorded as equity. Since the SAFE agreements would not be refunded in the case the company does not issue equity in the future and because the Company is confident it will be issuing equity

in the near term, the Company has elected to treat the aggregate amount raised under the SAFE Agreements as equity with the actual quantity of shares allocated to be determined at a later date using the guidance outlined below.

Upon each future equity financing of greater than $1,000,000 (an "Equity Financing"), the SAFEs are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the SAFEs in any/future financing.

If the Company elects to convert the SAFEs upon the first Equity Financing following the issuance of the securities, the Investor will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the SAFEs (the "Purchase Amount") by:

(a) the quotient of $15,000,000 divided by the aggregate number of issued and outstanding shares of capital membership unit, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible. preferred membership unit and all outstanding vested or unvested options or warrants to purchase capital membership unit, but excluding (i) the issuance of all shares of capital membership unit reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 80%. The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities. The preferential or discounted rate is included as standard part of the SAFE agreements for downside protection for the investor in case of a subsequent round at a discounted valuation. If the Company elects to convert the SAFEs upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing: (a) the Purchase Amount by (b) the First Financing Price.

In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common membership unit of the Company equal to the Purchase Amount divided by the quotient of (a) $15,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital membership unit (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common membership unit reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other SAFEs (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. "Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred membership unit equal to the Purchase Amount divided by the First Financing Price. Shares of preferred membership unit granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred membership unit issued in connection with the Company's most recent Equity Financing.

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred membership unit then outstanding, all of its assets legally available for distribution with equal priority among the Investors, all holders of other SAFEs (on an as converted basis based on a valuation of common membership unit as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common membership unit. A "Dissolution Event" means (i) a voluntary termination. of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Per SEC guidance, the SAFE instruments are recorded as a long-term liability of the Company rather than equity. The Company has elected to apply the level 3 fair value option to account for the SAFE instruments and on December 31, 2021 estimated the fair value of these to be $1,957,823. For as long as the SAFE instruments remain outstanding, the Company will continue to record changes in fair value as an increase or decrease to interest expense.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The accounting guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are as follows:

• Level 1 — Unadjusted quoted prices for identical assets or liabilities in active markets;

• Level 2 — Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability; and

• Level 3 — Unobservable inputs for the asset or liability, which include management's own assumption about the assumptions market participants would use in pricing the asset or liability, including assumptions about risk.

The following reconciles the SAFEs' principal balance to the amounts presented on the balance sheet at December 31:

	Years Ended December 31, 2021
Principal Balance Outstanding	$2,018,000
Estimated Fair Value adjustment at December 31, 2021	$220,177
Estimated Fair Value at December 31, 2021	2,213,117
Less: unamortized issuance costs	(60,177)
Balance at December 31, 2021	$2,178,000

As of the date of management evaluation, the 2021 Company valuation had not yet been finalized. To adjust the SAFEs for current valuation, management reviewed the prior year's externally prepared valuation report to understand its forecasted 2021 financials compared to actuals. Management also performed an analysis of the market cap for BTC which at the end of 2021 increased approximately 63% year over year. The prior year valuation provided a range for the SAFEs of $1.858-2.178 M. In 2020, the adjustment recorded brought the value of the SAFEs to the lower end of the range valuing it at $1.947M. Based in the information analyzed it was deemed the best estimate for 2021 would be to adjust the value of SAFEs to the high end of the 2020 range as such increasing the SAFE balance by approximately $220,000 and also increasing the expense on SAFE valuation. Management plans to revise the valuation true up expense when the 2021 valuation report is available.

NOTE 5 – ACCRUED PERFORMANCE AWARDS

The Company has entered into agreements for several contractors to pay them performance awards most which vest over a one-to-three-year period. The awards are denominated in TERN. The company recognizes expenses over the vesting period and the liability is adjusted to fair market value at the date of the balance sheet for awards not issued. The mark to market adjustment was $38,089 in expense for 2021.

NOTE 6 – MEMBERS' EQUITY

Unit Split During the Reporting Period

On February 20, 2021, the Company's board of directors declared a twenty-for-one unit split, effected in the form of a unit dividend, on all units of the Company's unit classes. Each member of record on February 1, 2021 received additional units of their respective units held until 20x of their original balances for each unit of respective unit class was then held. The units were issued June 24, 2021.

Non-Voting Class B Common Units

As of December 31, 2021, the Company had 186,182,800 units of non-voting class B common units issued to its two founders.

Voting Class A Common Units

As of December 31, 2021, the Company had 40 units of voting class A common units issued to its two founders.

Redeemable Preferred Membership Units

As of December 31, 2021, the Company has issued and outstanding 4,817,200 shares of 8% Series A $0.46 par value preferred membership unit for $318,126. The membership units have full voting rights and antidilutive rights upon new issuances up to $15 million valuation and no anti-dilutive rights above that level. There is a cumulative preferred dividend which as of December 31, 2021 is $81,645. The accrued dividend payable is listed under long term liabilities.

In the event of any liquidation, dissolution or winding up of the Company, the proceeds shall be paid as follows: Owners of the Preferred Units will be entitled to return of their capital contribution (i.e., the purchase price) plus accrued dividends in respect of the Units before owners of the Company's Preferred units will be entitled to return on their capital contributions in respect of the Preferred units. Upon a liquidation event and after the owners of Preferred units have received a return of their capital contributions, all owners of the Company's membership interests (i.e., preferred and Common units) will share in the remaining proceeds of the Company pro rata based on the number of units owned. A merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding units of the surviving or acquiring corporation) and a sale, lease, transfer, exclusive licensor other disposition of all or substantially all of the assets of the Company will be treated as a liquidation event (a "Deemed Liquidation Event"), thereby triggering payment of the liquidation preferences described above.

Except with respect to certain protective provisions, the holders of Preferred vote together with Common stock on all matters on an as- converted basis. So long as ten (10%) percent, of Preferred Units are outstanding, in addition to any other vote or approval required under the Company's Charter or Bylaws, the Company will not, without the written consent of the holders of at least 51% of the Company's Preferred Units, either directly or by amendment, merger, consolidation, or otherwise: (i) liquidate, dissolve / wind-up the affairs of the Company, or effect any merger or consolidation or any other Deemed Liquidation Event; (ii) amend, alter, or repeal any provision of the Certificate of Incorporation or Bylaws in a manner adverse to the Preferred Units; (iii) create or authorize the creation of or issue any other security convertible into or exercisable for any equity security, having rights, preferences or privileges senior to or on parity with the Preferred Units, or increase the authorized number of shares of Preferred Units; (iv) purchase or redeem or pay any dividend on any capital stock prior to the Preferred Units, other than units repurchased from former employees or consultants in connection with the cessation of their employment/services, at the lower of fair

market value or cost; other than as approved by the Board; or (v) create or authorize the creation of any debt security if the Company's aggregate indebtedness would exceed $250,000 other than equipment leases or bank lines of credit unless such debt security has received the prior approval of the Board of Directors; (vii) create or hold membership interests in any subsidiary that is not a wholly-owned subsidiary or dispose of any subsidiary stock or all or substantially all of any subsidiary assets; or (vii) increase or decrease the size of the Board of Directors.

In the event that the Company issues additional securities at a purchase price less than the current Preferred Units conversion price, such conversion price shall be adjusted in accordance with the following formula: "Typical" weighted average: CP2= CP1*(A+B) / (A+C) CP2=Preferred Unit Conversion Price in effect immediately after new issue. CP1=Preferred Unit Conversion Price in effect immediately prior to new issue. A=Number of units of Class A and Class B units deemed to be outstanding immediately prior to new issue (includes all shares of outstanding Class A and Class B units, all units of outstanding preferred units on an as-converted basis, and all outstanding options on an as-exercised basis; and does not include any convertible securities converting into this round of financing). B=Aggregate consideration received by the Corporation with respect to the new issue divided by CP1C=Number of membership units issued in the subject transaction. The following issuances shall not trigger anti-dilution adjustment:(i) securities issuable upon conversion of any of the Preferred Units, or as a dividend or distribution on the Preferred Units; (ii) securities issued upon the conversion of any debenture, warrant, option, or other convertible security; (iii) Preferred units issuable upon a unit split, unit dividend, or any subdivision of units of Preferred; and (iv) units of Preferred units (or options to purchase such units of Preferred units) issued or issuable to employees or directors of, or consultants to, the Company pursuant to any plan approved by the Company's Board of Directors.

Each Preferred Unit will automatically be converted into Common units at the then applicable conversion rate in the event of the closing of a firm commitment underwritten public offering with a price of three (3x) times the Original Purchase Price (subject to adjustments for stock dividends, splits, combinations and similar events) and gross proceeds to the Company of not less than $30,000,000 (a "QPO"), or (ii) upon the written consent of the holders of 51%of the Preferred Units.

Unless prohibited by Delaware law governing distributions to stockholders, the Series A Preferred shall be redeemable at the option of holders of at least 51% of the Series A Preferred commencing any time after five (5) years at a price equal to the Original Purchase Price plus all accrued but unpaid dividends. Upon a redemption request from the holders of the required percentage of the Series A Preferred, all Series A Preferred shares shall be redeemed.

NOTE 7 - MEMBERSHIP OPTIONS, WARRANTS AND RESTRICTED COMMON UNITS

In December 2019, the Company's members approved its 2019 Equity Incentive Plan (the"2019 Plan"), which allows the Company to issue options to purchase common units of the Company at fair market value. As of December 31, 2020 and 2019, 550,000 and 450,000 options were granted to contractors of the Company allowing them to purchase a common membership unit at $1.50 per unit. The restricted membership unit rights have a grant date fair value of approximately $687,500 or $1.25 per unit and vest over a period of three years and one month. No new options were granted in 2021.

Membership Unit-based Compensation

The Company's membership unit-based compensation expenses recognized during the year ended December 31, 2021 were attributable to general and administrative expenses, which are included in the accompanying statement of operations.

The Company recognized total membership unit-based compensation expense during the years ended December 31, 2021 of $244,353.

Membership Unit Incentive Plan Options

The Company estimates the fair value of the unit-based option awards on the date of grant using the Black-Scholes option-pricing model (the "Black-Scholes model"). Using the Black-Scholes model, the value of the award that is ultimately expected to vest is recognized over the requisite service period in the statement of operations. The Company attributes compensation to expense using the straight-line single option method for all options granted. The Company's

determination of the estimated fair value of unit-based payment awards on the date of grant under the 2019 Plan is affected by the following variables and assumptions:

- The grant date exercise price - the estimated market price of the Company's common membership units on the date of the grant;
- Expected option term - based on similar companies due to lack of historical experience with existing option holders estimated at 3 years;
- Estimated dividend rates - based on historical and anticipated dividends over the life of the option; Legal term of the option grants have legal lives of continuous employment +30 days;
- Risk-free interest rates - with maturities that approximate the expected life of the options granted;
- Calculated membership unit price volatility - calculated over the expected life of the options granted, which is calculated based on similar company experience in the same industry;
- Option exercise behaviors - based on actual and projected employee membership unit option exercises and forfeitures. The Company accounts for forfeitures as they occur.

The Company currently provides membership unit-based compensation to contractors and consultants under the 2019 Plan. There were no new membership unit options issued during the year ended December 31, 2021. The Company utilized assumptions in the estimation of fair value of membership unit-based compensation for the year ended December 31, 2021, as follows:

	December 31, 2021
Dividend Yield	0%
Expected Price Volatility	152%-159%
Risk Free Interest Rate	1.60%
Expected Term	3.08 Years

A summary of membership unit option activity under the 2019 Plan for options to contractors, for the year ended December 31, 2021 is presented below:

	Units Underlying Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding at December 31, 2018	0	$0.00	
Granted	450,000	$1.50	
Exercised	0	$0.00	
Forfeited	0	$0.00	
Outstanding at December 31, 2019	450,000	$1.50	3
Granted	100,000	$0.00	
Exercised	0	$0.00	
Forfeited	0	$0.00	
Outstanding at December 31, 2020	550,000	$1.50	2
Granted	0	$0.00	
Exercised	0	$0.00	
Forfeited	0	$0.00	
Outstanding at December 31, 2021	550,000	$1.50	1
Vested at December 31, 2021	329,878	$1.50	1

As of December 31, 2021 total compensation cost related to non-vested options unamortized is $275,152 in 2021.

NOTE 8 – RELATED PARTY TRANSACTIONS

Member Payable

The Company has taken an advance from its member of $53,038 as of December 31, 2021. These advances do not have a specified maturity date, and no interest rate is specified or being charged currently. These balances had been forgiven by the Company's founder subsequent to year end.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Company is subject at times to various claims, lawsuits and governmental proceedings relating to the Company's business and transactions arising in the ordinary course of business. The Company cannot predict the final outcome of such proceedings. Where appropriate, the Company vigorously defends such claims, lawsuits and proceedings. Some of these claims, lawsuits and proceedings seek damages, including, consequential, exemplary or punitive damages, in amounts that could, if awarded, be significant. Certain of the claims, lawsuits and proceedings arising in ordinary course of business are covered by the Company's insurance program. The Company maintains property, and various types of liability insurance in an effort to protect the Company from such claims. In terms of any matters where there is no insurance coverage available to the Company, or where coverage is available and the Company maintains a retention or deductible associated with such insurance, the Company may establish an accrual for such loss, retention or deductible based on current available information. In accordance with accounting guidance, if it is probable that an asset has been impaired, or a liability has been incurred as of the date of the financial statements, and the amount of loss is reasonably estimable, then an accrual for the cost to resolve or settle these claims is recorded by the Company in the accompanying balance sheet. If it is reasonably possible that an asset may be impaired as of the date of the financial statement, then the Company discloses the range of possible loss. Expenses related to the defense of such claims are recorded by the Company as incurred and included in the accompanying statement of operations. Management, with the assistance of outside counsel, may from time to time adjust such accruals according to new developments in the matter, court rulings, or changes in the strategy affecting the Company's defense of such matters. On the basis of current. information, the Company does not believe there is a reasonable possibility that any material loss, if any, will result from any claims, lawsuits and proceedings to which the Company is subject to either individually, or in the aggregate.

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2021.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 10 – SUBSEQUENT EVENTS

Legal Entity Classification Reorganization

On January 1, 2022, the Company converted from an LLC to a C corporation and, as a result, became subject to corporate federal and state income taxes (see Note 1).

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $5,000,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $5,000,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds. As of April 22, 2022, the Company had raised a growing total of approximately $2,700,000

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through April 15, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Ternio, LLC
Balance Sheet
December 31, 2020 and 2019

	2020	2019
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 893,707	$ 42,904
Other Current Assets		
Current Assets	114,166	-
Digital Assets	151,042	171,325
TERN Cryptocurrency	183,822	167,833
Total Other Current Assets	449,030	339,158
Total Current Assets	1,342,737	382,062
Fixed Assets		
Computer Equipment	63,614	50,872
Blockcard Platform	95,000	95,000
Web Domain	16,689	-
Accumulated Depreciation & Amortization	(77,889)	(35,111)
Total Fixed Assets	97,414	110,761
TOTAL ASSETS	$ 1,440,151	$ 492,823
LIABILITIES AND MEMBERS' DEFICIT		
Liabilities		
Current Liabilities		
Accounts Payable	$ -	$ 4,536
Member Payable	53,038	71,566
Credit Card	5,195	-
Accrued Expenses	42,394	31,889
Accrued Performance Awards - TERN	150,198	158,477
Total Current Liabilities	250,826	266,468
Long-Term Liabilities		
EIDL Loan	150,000	-
PPP Loan	4,280	-
Total Long-Term Liabilities	154,280	-
TOTAL LIABILITIES	405,106	266,468
Commitments and Contingencies		
Redeemable Preferred Membership Units:		
Series A Preferred 8% Membership Units 240,860 issued and outstanding as of December 31, 2020 and December 31, 2019 respectively. Includes Cumulative preferred dividends of $54,430 and $27,215 as of December 31, 2020 and December 31, 2019 respectively.	372,556	345,341
Members' Equity (Deficit)		
Membership Interest Units 9,759,140 issued and outstanding as of December 31, 2020 and December 31, 2019	-	-
Simple Agreements for Future Equity (SAFE), net of issuance costs of $60,177	1,034,823	25,000
Additional Paid in Capital - Membership Unit Options	167,995	19,007
Accumulated Deficit	(540,329)	(162,992)
Total Members' Equity (Deficit)	662,488	(118,985)
TOTAL LIABILITIES, PREFERRED MEMBERSHIP UNITS AND MEMBERS' EQUITY (DEFICIT)	$ 1,440,151	$ 492,823

The accompanying notes are an integral part of these financial statements

1

Ternio, LLC
Statement of Operations
Year Ended December 31, 2020 and 2019

	2020	2019
Revenues	$ 9,385,513	$ 1,740,653
Cost of Revenues	7,144,963	616,654
Gross Profit	2,240,551	1,123,999
Operating Expenses		
General and Administrative	2,154,065	778,154
Sales and Marketing	403,830	133,156
Depreciation and Amortization	42,778	30,110
Impairment - Digital Assets	-	17,700
Total Operating Expenses	2,600,673	959,120
Net Operating Income (Loss)	(360,122)	164,879
Other Income (Expense)		
Other Income	10,000	-
Total Other Income	10,000	-
Net Income (Loss)	$ (350,122)	$ 164,879

The accompanying notes are an integral part of these financial statements

Ternio, LLC
Statement of Membership Unitholders' Equity

	Redeemable Preferred Membership Units	Members' Common	Additional Paid in Capital - Membership Unit Options	Simple Agreements for Future Equity (SAFE)	Accumulated Deficit	Total Members' Equity (Deficit)
Balance as of December 31, 2018	$ -	$ -	$ -	$ -	$ (300,656)	$ (300,656)
Preferred Membership Units Purchased	318,126	-	-	-	-	-
Redeemable Cumulative Preferred Dividend	27,215	-	-	-	(27,215)	(27,215)
Purchased Simple Agreements for Future Equity (SAFE)	-	-	-	25,000	-	25,000
Additional Paid in Capital - Membership Unit Options	-	-	19,007	-	-	19,007
Net Income	-	-	-	-	164,879	164,879
Balance as of December 31, 2019	345,341	-	19,007	25,000	(162,992)	(118,985)
Preferred Membership Unit purchased	-	-	-	-	-	-
Cumulative Preferred Dividend	27,215	-	-	-	(27,215)	(27,215)
Simple Agreements for Future Equity (SAFE), net of issuance costs of $60,177	-	-	-	1,009,823	-	1,009,823
Additional Paid in Capital - Membership Unit Options	-	-	148,988	-	-	148,988
Net Loss	-	-	-	-	(350,122)	(350,122)
Balance as of December 31, 2020	$ 372,556	$ -	$ 167,995	$ 1,034,823	$ (540,329)	$ 662,488

The accompanying notes are an integral part of these financial statements

Ternio, LLC
Statement of Cash Flows
Year Ended December 31, 2020 and 2019

		2020		2019
OPERATING ACTIVITIES				
Net Income (Loss)	$	(350,122)	$	164,879
Adjustments to reconcile Net Income (Loss) to Net cash provided by operating activities:				
Depreciation & Amortization		42,778		30,110
Mark to market adjustment on cryptocurrency awards		(8,279)		(31,793)
Membership-unit option award compensation expense		148,988		19,007
Fair market value upon issuance of cryptocurrency awards		-		5,118
Other Current Assets		(48,367)		-
Digital Assets		(45,516)		(166,914)
TERN Cryptocurrency		(15,989)		(167,833)
Accounts Payable		659		(1,134)
Accrued Expenses		10,505		-
Total Adjustments to reconcile Net Income (Loss) to Net cash provided by operating activities:		84,779		(313,439)
Net cash provided by operating activities		(265,342)		(148,560)
INVESTING ACTIVITIES				
Fixed Assets		(29,430)		(95,000)
Net cash provided by investing activities		(29,430)		(95,000)
FINANCING ACTIVITIES				
Repayment on Member Payable		(18,528)		41,566
Proceeds from EIDL Loan		150,000		-
Proceeds from PPP Loan		4,280		-
Proceeds from Redeemable Preferred Membership Unit		-		184,780
Proceeds from Simple Agreements for Future Equity (SAFE), net of issuance costs of $60,177		1,009,823		25,000
Net cash provided by financing activities		1,145,575		251,346
Net cash increase for period		850,802		7,786
Cash and cash equivalents at beginning of period		42,904		35,119
Cash and cash equivalents at end of period	$	893,707	$	42,904

Supplemental Disclosure on Non-cash Transactions

Conversion of Equity Funding Advance Proceeds to Redeemable Preferred Membership Units	$	-	$	133,346
Preferred Membership Unit Dividends	$	27,215	$	27,215

The accompanying notes are an integral part of these financial statements

4

Ternio, LLC.
Notes to Financial Statements

Note 1. Organization

Ternio, LLC (which may be referred to as the "Company," "we," "us," or "our") was registered in the state of Delaware on January 1, 2018. The Company provides a debit card for cryptocurrency holders to use where major credit cards are accepted. The company issues bank accounts, debit cards and financial toolkit APIs - middleware enabling cryptocurrencies to be spent at 40 million merchants world-wide. Ternio supports multiple coins and is the only company enabling users to hold crypto until the point of sale. Other cards take a user's cryptocurrency, converts to fiat, and places the USD value on a card which is the equivalent of buying a gift card. Deposit accounts made easy with a modern and intuitive interface that handles everything from tracking spend, purchasing or selling cryptocurrencies, or transferring funds. Ternio enables companies to build and scale financial products by bringing a suite of product APIs that will integrate seamlessly within your company's current or future technology needs. The Company is headquartered in Georgia.

Note 2. Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States and globally. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2020, the Company is operating as a going concern.

The Company participates in the cryptocurrency industry. As such, it may be exposed to changing regulations in the industry that could impact the financial performance of the Company because of the inherent risk of the industry and its participants. Changes in government regulation could adversely impact our business. The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The Federal Communications Commissions (FCC) and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors.

We are subject to a highly-evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our brand, reputation, business, operating results, and financial condition. Our business is subject to extensive laws, rules, regulations, policies, orders, determinations, directives, treaties, and legal and regulatory interpretations and guidance in the markets in which we operate, including those governing financial services and banking, broker-dealers and ATS, crypto asset custody, exchange, and transfer, cross-border and domestic money and crypto asset transmission, privacy, data governance, data protection, cybersecurity, fraud detection, payment services (including payment processing and settlement services), consumer protection, tax, and anti-money laundering. Many of these legal and regulatory regimes were adopted prior to the advent of the internet, mobile technologies, crypto assets, and related technologies. As a result, they do not contemplate or address unique issues associated with the cryptocurrency industry, are subject to significant uncertainty, and vary widely across U.S. federal, state, and local and international jurisdictions. Moreover, the complexity and evolving nature of our business and the significant uncertainty surrounding the regulation of the cryptocurrency industry requires us to exercise our judgement as to whether certain laws, rules, and regulations apply to us, and it is possible that governmental bodies and regulators may disagree with our conclusions. To the extent we have not complied with such laws, rules, and regulations, we could be subject to significant fines, revocation of licenses, limitations on our products and services, reputational harm, and other regulatory consequences, each of which may be significant and could adversely affect our business, operating results, and financial condition. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

As discussed in Note 12, COVID-19 has been determined to be a global pandemic and as a result there may be a slowdown in the economy in the United States and globally which could adversely affect the results of the Company.

Concentrations of Risk

Cryptocurrency holdings and cash equivalents may subject the Company to a concentration of risk. The largest portion of Company holdings of cryptocurrency are in its TERN holdings. The Company holding of TERN is 26,978,281 tokens with a cost basis of $183,822 and 19,857,866 tokens with a cost basis of $167,833 at December 31, 2020 and 2019 respectively. The Company's cash equivalent consists primarily of deposit account or money market funds. Certain bank deposits may at times be in excess of the Federal Deposit Insurance Commission (FDIC) insurance limits.

The Company is heavily dependent on its business to consumer (B2C) card program, estimated at 100% of its revenue in 2020 and

2019.

Note 3. Liquidity and Financial Condition

The Company has a limited operating history and operates as a going concern. As of December 31, 2020, the Company has relied on money from the members. Management anticipates the Company to achieve profitable operations as they execute their business plan.

The Company believes its current cash on hand is sufficient to meet its operating and capital requirements for at least the next twelve months from the date these financial statements are issued.

Note 4. Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ significantly from those estimates. The most significant accounting estimates inherent in the preparation of the Company's financial statements include estimates associated with asset valuations including the Company's cryptocurrency holdings, impairment analysis of intangibles, membership unit-based compensation and awards of intangible assets.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the date of acquisition to be cash equivalents. From time to time, the Company's cash account balances exceed the balances as covered by the FDIC. The Company has never suffered a loss due to such excess balances. As of December 31, 2020, and 2019, the Company had $893,707 and $42,904 cash on hand, respectively.

Fair Value of Financial Instruments

The Company accounts for financial instruments under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements, ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model-derived prices whose inputs are observable or whose significant value drivers are observable; and

Level 3 - assets and liabilities whose significant value drivers are unobservable.

Observable inputs are based on market data obtained from independent sources, while unobservable inputs are based on the Company's market assumptions. Unobservable inputs require significant management judgment or estimation. In some cases, the inputs used to measure an asset or liability may fall into different levels of the fair value hierarchy. In those instances, the fair value measurement is required to be classified using the lowest level of input that is significant to the fair value measurement. Such determination requires significant management judgment. The carrying amounts of the Company's financial assets and liabilities, such as cash and cash equivalents, and accounts payable, approximate fair value due to the short-term nature of these instruments.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the

6

earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances

On December 31, 2020 the Company had recognized $65,799 of customer funds in the FBO virtual account (For-Benefit-Of Accounts are accounts opened in the platform's name for the benefit of our users) under current assets as funds in transit as the funds have not yet moved into the Ternio managed operating account. This amount was moved to the Ternio managed operating account on January 5, 2021. As of December 31, 2019, the Company had no accounts receivable. The Company does not have any off-balance sheet credit exposure related to any of its customers.

Cryptocurrencies

Cryptocurrencies, (including the Company's Ternio "TERN", bitcoin, and other 3rd party cryptocurrencies) are included in current assets in the accompanying balance sheet. Cryptocurrencies purchased are recorded at cost and sale of the Company's cryptocurrencies are accounted for in connection with the Company's revenue recognition policy disclosed below.

Cryptocurrencies held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the cryptocurrency at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

Purchases of cryptocurrencies by the Company are included within operating activities in the accompanying statement of cash flows. The sales of cryptocurrencies are included within operating activities in the accompanying statement of cash flows and any realized gains or losses from such sales are included in operating expenses in the statement of operations. The Company accounts for its gains or losses in accordance with specific identification. However, in the absence of the ability to specifically identify the cryptocurrency being sold, the Company will use the first in first out (FIFO) method of accounting in those cases.

As of December 31, 2020, and 2019, the Company has $334,864 and $339,158 in cryptocurrency, respectively. Of this, $183,822 and $167,833 is for its own TERN currency in 2020 and 2019, respectively.

Fixed Assets

Fixed assets are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, generally five years for computer related assets. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Impairment of Long-lived Assets

Management reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Based on its reviews, management determined that its Bitcoin cryptocurrency was impaired by a total of $0 and $17,700 based upon an assessment as of December 31, 2020 and 2019, respectively.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a Company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-

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than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Leases

Effective January 1, 2019, the Company accounts for its leases under ASC 842, Leases (ASC 842). Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases, and are recorded on the balance sheet as both a right of use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company's incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right of use asset result in straight-line rent expense over the lease term.

In calculating the right of use asset and lease liability, the Company elects to combine lease and non-lease components as permitted under ASC 842. The Company excludes short-term leases having initial terms of 12 months or less from the new guidance as an accounting policy election and recognizes rent expense on a straight-line basis over the lease term.

As of December 31, 2020 the Company had leases for less than one year and as of December 31, 2019 the Company had no leases.

Revenue Recognition

The Company recognizes revenue under ASC 606, Revenue from Contracts with Customers. The core principle of the new revenue standard is that a Company should recognize revenue to depict the transfer of promised goods. or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

    Step 1: Identify the contract with the customer
    Step 2: Identify the performance obligations in the contract
    Step 3: Determine the transaction price
    Step 4: Allocate the transaction price to the performance obligations in the contract
    Step 5: Recognize revenue when the Company satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, the Company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606's definition of a "distinct" good or service (or bundle of goods or services) if both of the following criteria are met: The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity's promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:

    Variable consideration
    Constraining estimates of variable consideration
    The existence of a significant financing component in the contract
    Noncash consideration
    Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or overtime as appropriate.

The company's revenue includes sales of its cryptocurrency TERN, transaction fees generated from customers using its BlockCard

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debit card and from the licensing (white label) of its BlockCard platform to outside parties.

The transaction consideration the Company receives, if any, is non-cash cryptocurrency in many cases, which the Company measures at fair value on the date received. For the year ended December 31, 2020, and 2019, the Company had recognized revenue of $9,385,513 and of $1,740,653, respectively for the delivery of TERN cryptocurrency which is considered complete at the point of exchange at the timestamped point of transaction when the deposit of the purchased asset is received.

For the white label partnerships, the transaction consideration is made up of two parts, the tri-phasic implementation stage for a non-refundable fixed fee and revenue share of transactions after the white label partnership is implemented. The performance obligation under the company's white label program is considered complete once the following 3 phases of implementation are completed prior to initializing transactions and recognizing revenue in the same manner as for the sales of TERN:

> Phase 1 - Microsite setup (if needed)
> Phase 2 - Compliance document compilation
> Phase 3 - Bank submission approval/denial

There is currently no specific definitive guidance under GAAP or alternative accounting framework for the accounting for cryptocurrencies recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted by the FASB, the Company may be required to change its policies, which could have an effect on the Company's financial position and results from operations.

Cost of Revenue

The Company's cost of revenue consists primarily of the cost per token of its cryptocurrency TERN which is accounted for on first in first out (FIFO) cost basis for the wallets used to purchase TERN, independent of TERN Treasury holdings but is reviewed for impairment periodically as discussed in the section Cryptocurrency above. The cost per token is obtained from third parties such as the exchange used at the time of the transaction. Also included would be any other direct costs to obtain the revenue but excluding depreciation and amortization, which are separately stated in the Company's statement of operations.

Advertising Expenses

The Company expenses advertising costs as they are incurred. In 2020 and 2019 the Company spent $403,830 and $133,156 respectively.

Contingent Liabilities

The Company recognizes contingent liabilities when it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Disclosure in the notes to the financial statements is required for loss contingencies that do not meet both these conditions if there is a reasonable possibility that a loss may have been incurred. The Company expenses as incurred the costs of defending legal claims against the Company,

Research and Development

Research and development activities are expensed when incurred.

Software Development Costs - Internal Use

Preliminary project stage costs are expensed as they are incurred. If a decision is made to move forward with application development, this portion of the project is to be capitalized. Training costs are expensed as incurred as well as data conversion costs.

Capitalization of costs begin when the preliminary project stage is completed and management with relevant authority implicitly or explicitly authorize and commit to funding a project and it is probable that the project will be completed and the software will be used to perform the function intended. When it is no longer probable the software will be completed and placed in service no further costs shall be capitalized and impairment is applied to existing balances. Capitalization ceases no later than the point at which the project is substantially complete and ready for its intended use after all substantial testing is completed.

Once the development has been substantially completed, post-implementation operation stage costs including maintenance costs are expensed as incurred.

Upgrades and enhancements are defined as modifications to existing internal-use software that result in additional functionality-that

is, modifications to enable the software to perform tasks that it was previously incapable of performing. Upgrades and enhancements normally require new software specifications and may require a change to all or part of the existing software specifications. In order for costs of specified upgrades and enhancements to internal use computer software to be capitalized it must be probable that those expenditures will result in additional functionality.

These upgrades and enhancements follow the same process of evaluation for capital and expense as typical software development costs. As we cannot separate on a reasonably cost-effective basis between maintenance and relatively minor upgrades and enhancements, those costs are expensed as incurred.

New software development activities trigger consideration of remaining useful lives of software that is to be replaced. When replacing software, unamortized costs are expensed when the new software is ready for its intended use.

Web domain registration and software development costs for the BlockCard platform eligible to be capitalized were $16,689 and $95,000 for the year ending December 31, 2020 and 2019 respectively. Amortization cost was $31,926 and $19,954 for 2020 and 2019 respectively.

Patents and Trademarks

Cost to acquire a patent and trademark are recorded only if the amount spent is above capitalization thresholds. Once they do, costs other than R&D are capitalized and amortized over the lifespan protected by the patent or trademark or its useful life, if shorter. The company does have a patent System and Methods for Operating a Blockchain Network. It also has two trademarks: BlockCard™ and Lexicon™. No costs have been capitalized as the expenditures have not reached the capitalization threshold at the balance sheet dates.

Membership Unit-based Compensation

The Company accounts for share-based payment awards exchanged for services at the estimated grant date fair value of the award. Membership unit options issued under the Company's long-term incentive plan is granted with an exercise price equal to no less than the market price of the Company's membership unit at the date of grant and expire within 30 days after termination of agreement with applicable suppliers. These options generally vest over a three - year period.

The Company estimates the fair value of membership unit option grants using the Black-Scholes option pricing model and the assumptions used in calculating the fair value of membership unit-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment.

Expected Term - The expected term of options represents the period that the Company's membership unit-based awards are expected to be outstanding based on the simplified method, which is the half-life from vesting to the end of its contractual term.

Expected Volatility - The Company computes membership unit price volatility over expected terms based on industry/competitor volatility levels in absence of trading price ranges being readily available for the Company.

Risk-Free Interest Rate - The Company bases the risk-free interest rate on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent remaining term.

Expected Dividend - The Company has never declared or paid any cash dividends on its common units and does not plan to pay cash dividends in the foreseeable future, and, therefore, uses an expected dividend yield of zero in its valuation models.

The Company elected to account for forfeited awards as they occur, as permitted by Accounting Standards Update ("ASU") 2016-09. Ultimately, the actual expenses recognized over the vesting period will be for those shares that vested.

Subsequent Events

The Company has evaluated all events that occurred after the balance sheet date through the date when the financial statements were issued. See Note 12.

Recently Issued and Adopted Accounting Pronouncements

The Company continually assesses any new accounting pronouncements to determine their applicability. When it is determined that a new accounting pronouncement affects the Company's financial reporting, the Company undertakes a study to determine the consequences of the change to its financial statements and assures that there are proper controls in place to ascertain that the

Company's financial statements properly reflect the change.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842) in order to increase transparency and comparability among organizations by, among other provisions, recognizing lease assets and lease liabilities on the balance sheet for those leases classified as operating leases under previous U.S. GAAP. For public companies, ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 (including interim periods within those periods) using a modified retrospective approach and early adoption is permitted. In transition, entities may also elect a package of practical expedients that must be applied in its entirety to all leases commencing before the adoption date, unless the lease is modified, and permits entities to not reassess (a) the existence of a lease, (b) lease classification or (c) determination of initial direct costs, as of the adoption date, effectively allowing entities to carryforward accounting conclusions under previous U.S. GAAP. In July 2018, the FASB issued ASU 2018-11, *Leases* (Topic 842): Targeted Improvements, which provides entities an optional transition method to apply the guidance under Topic 842 as of the adoption date, rather than as of the earliest period presented. The Company adopted Topic 842 on January 1, 2019, using the optional transition method to apply the new guidance as of January 1, 2019, rather than as of the earliest period presented, and elected the package of practical expedients described above. Based on the analysis, on January 1, 2019, the Company recorded right of use assets and lease liabilities of approximately $0.

In June 2018, the FASB issued ASU 2018-07, *Improvements to Nonemployee Share-Based Payment Accounting*, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share based payments granted to employees. The amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, but no earlier than an entity's adoption date of Topic 606. The Company adopted this new standard on January 1, 2019 and the adoption did not have a material impact on its financial statements and related disclosures.

In August 2018, the FASB issued ASU No. 2018-13, *"Fair Value Measurement* (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement" ("ASU 2018-13"), which makes a number of changes meant to add, modify or remove certain disclosure requirements associated with the movement amongst or hierarchy associated with Level 1, Level 2 and Level 3 fair value measurements. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company adopted ASU 2018-13 on January 1, 2020 and its adoption did not have any impact on the Company's financial statements and related disclosures.

In December 2019, the FASB issued ASU No. 2019-12, *"Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes* (ASU 2019-12) which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the impact of this standard on its financial statements and related disclosures.

Note 5. Fixed Assets

Fixed assets consisted of the following as of December 31:

	2020	2019
Computer equipment	63,614	50,872
Software development costs	111,689	95,000
Total cost of property and equipment	175,303	145,872
Less accumulated depreciation	(77,889)	(35,111)
Property and equipment, net	97,414	110,761

Depreciation and amortization expense totaled $42,778 and $30,110 for the year ended December 31, 2020 and 2019, respectively. Depreciation is computed on the straight-line basis for the periods the assets are in service.

Note 6. Other Obligations

Debt

Economic Injury Disaster Loan (EIDL)

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On July 23, 2020 the Company received an Economic Injury Disaster Loan ("EIDL") for $150,000 subject to a 30 year repayment schedule beginning 12 months after loan inception and at an interest rate of 3.75%. The monthly payments will be $731 per month over the repayment term and can be paid back early without penalty. The collateral in which this security interest is granted includes the following property that Company now owns or shall acquire or create immediately upon the acquisition or creation thereof: all tangible In Process and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes, (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software, and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest Company grants includes all accessions, attachments, accessories, parts, supplies and replacements for the Collateral, all products, proceeds and collections thereof and all records and data relating thereto.

On April 21, 2020 an EIDL grant was received for $10,000 which is not expected to be paid back according to Coronavirus Aid, Relief, and Economic Security Act (Cares Act) guidance.

Payroll Protection Program (PPP) Loan

On May 11, 2020 the Company received a Payroll Protection Loan for $4,280. If the loan is not fully forgiven it will need to be paid back within 2 years at an interest rate of 1.0%. No collateral was required and payments are not required until Q3, 2021.

Note 7. Accrued Performance Awards

The Company has entered into agreements for several contractors to pay them performance awards most which vest over a one-to-three-year period. The awards are denominated in TERN. The company recognizes expenses over the vesting period and the liability is adjusted to fair market value at the date of the balance sheet for awards not issued. The mark to market adjustment was ($8,278) and ($31,793) for 2020 and 2019. respectively.

Note 8. Membership Unitholders' Equity and Redeemable Preferred Membership Units

Simple Agreements for Future Equity (SAFE)

On May 21, 2019, the Company issued SAFE agreements for future equity for fair market value of $25,000. The agreement is not equity but provides for conversion to preferred membership units in the event of an equity financing or liquidity event and also carries a 20% discount to share price for the future equity based on a $15million post-money valuation cap. In a dissolution event the holder will receive similar preference as preferred unitholders.

2020 Transactions

Crowdfunded Offering

The Company held a successful crowdfunded offering ("Crowdfunded Offering") of $1,070,000 of Simple Agreements for Future Equity ("SAFEs"). The Crowdfunded Offering is being made through OpenDeal Portal Inc. (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee of the amount raised and 2% of the securities issued in this offering.

On November 8, 2019, the Company commenced this Crowdfunded Offering which successfully reached its minimum offering, but had not yet received the funds from the campaign until 2020 as the campaign was elected to be extended through the summer of 2020. In 2020, the Company received $1,009,823 net of fees as they achieved the maximum amount of the offering and $0 in 2019.

At the initial closing of the Crowdfunded Offering (if the minimum amount is sold), our authorized capital membership unit will consist of (i) 9,759,140 common shares, par value $0.000100 per share, of which 9,759,140 common shares will be issued and outstanding; and (ii) 240,860 Series A Preferred Shares, par value $15.00 per share, of which 240,860 Series A Preferred shares will be issued and outstanding.

The SAFEs are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events. The securities do not entitle the Investors to any dividends. Currently, there is no specific guideline from the FASB for the accounting treatment of the SAFE agreements. SAFE agreements can be thought of as naked warrants for the future purchase of equity in the company. The FASB directs for warrants to be recorded as equity. Since the SAFE agreements would not be refunded in the case the company does not issue equity in the future and because the Company is confident it will be issuing equity in the near term, the Company has elected to treat the aggregate amount raised under the SAFE Agreements as equity with the actual quantity of shares allocated to be determined at a later date using the guidance outlined below.

Upon each future equity financing of greater than $1,000,000 (an "Equity Financing"), the SAFEs are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the SAFEs in any/future financing.

If the Company elects to convert the SAFEs upon the first Equity Financing following the issuance of the securities, the Investor will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the SAFEs (the "Purchase Amount") by:

(a)   the quotient of $15,000,000 divided by the aggregate number of issued and outstanding shares of capital membership unit, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible. preferred membership unit and all outstanding vested or unvested options or warrants to purchase capital membership unit, but excluding (i) the issuance of all shares of capital membership unit reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b)   the lowest price per share of the Securities sold in such Equity Financing multiplied by 80%. The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities. The preferential or discounted rate is included as standard part of the SAFE agreements for downside protection for the investor in case of a subsequent round at a discounted valuation.

If the Company elects to convert the SAFEs upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing: (a) the Purchase Amount by (b) the First Financing Price.

In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common membership unit of the Company equal to the Purchase Amount divided by the quotient of (a) $15,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital membership unit (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common membership unit reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other SAFEs (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. "Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred membership unit equal to the Purchase Amount divided by the First Financing Price. Shares of preferred membership unit granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred membership unit issued in connection with the Company's most recent Equity Financing.

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred membership unit then outstanding, all of its assets legally available for distribution with equal priority among the Investors, all holders of other SAFEs (on an as converted basis based on a valuation of common membership unit as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common membership unit. A "Dissolution Event" means (i) a voluntary termination. of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Redeemable Preferred Membership Units

On January 15, 2019, the Company issued 240,860 shares of 8% Series A $1.50 par value preferred membership unit for fair market value of $318,126. The membership units have full voting rights and antidilutive rights upon new issuances up to $15 million valuation and no anti-dilutive rights above that level. There is a cumulative preferred dividend which as of December 31, 2020 is $ 54,430.

In the event of any liquidation, dissolution or winding up of the Company, the proceeds shall be paid as follows: Owners of the Preferred Units will be entitled to return of their capital contribution (i.e., the purchase price) plus accrued dividends in respect of the Units before owners of the Company's Preferred units will be entitled to return on their capital contributions in respect of the Preferred units. Upon a liquidation event and after the owners of Preferred units have received a return of their capital contributions, all owners of the Company's membership interests (i.e., preferred and Common units) will share in the remaining proceeds of the Company pro rata based on the number of units owned. A merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding units of the surviving or acquiring corporation) and a sale, lease, transfer, exclusive licensor other disposition of all or substantially all of the assets of the Company will be treated as a liquidation event (a "Deemed Liquidation Event"), thereby triggering payment of the liquidation preferences described above.

Except with respect to certain protective provisions, the holders of Preferred vote together with Common stock on all matters on an as- converted basis. So long as ten (10%) percent, of Preferred Units are outstanding, in addition to any other vote or approval required under the Company's Charter or Bylaws, the Company will not, without the written consent of the holders of at least 51% of the Company's Preferred Units, either directly or by amendment, merger, consolidation, or otherwise: (i) liquidate, dissolve / wind-up the affairs of the Company, or effect any merger or consolidation or any other Deemed Liquidation Event; (ii) amend, alter, or repeal any provision of the Certificate of Incorporation or Bylaws in a manner adverse to the Preferred Units; (iii) create or authorize the creation of or issue any other security convertible into or exercisable for any equity security, having rights, preferences or privileges senior to or on parity with the Preferred Units, or increase the authorized number of shares of Preferred Units; (iv) purchase or redeem or pay any dividend on any capital stock prior to the Preferred Units, other than units repurchased from former employees or consultants in connection with the cessation of their employment/services, at the lower of fair market value or cost; other than as approved by the Board; or (v) create or authorize the creation of any debt security if the Company's aggregate indebtedness would exceed $250,000 other than equipment leases or bank lines of credit unless such debt security has received the prior approval of the Board of Directors; (vii) create or hold membership interests in any subsidiary that is not a wholly-owned subsidiary or dispose of any subsidiary stock or all or substantially all of any subsidiary assets; or (vii) increase or decrease the size of the Board of Directors.

In the event that the Company issues additional securities at a purchase price less than the current Preferred Units conversion price, such conversion price shall be adjusted in accordance with the following formula: "Typical" weighted average: CP2= CP1*(A+B) / (A+C) CP2=Preferred Unit Conversion Price in effect immediately after new issue. CP1=Preferred Unit Conversion Price in effect immediately prior to new issue. A=Number of units of Class A and Class B units deemed to be outstanding immediately prior to new issue (includes all shares of outstanding Class A and Class B units, all units of outstanding preferred units on an as-converted basis, and all outstanding options on an as-exercised basis; and does not include any convertible securities converting into this round of financing). B=Aggregate consideration received by the Corporation with respect to the new issue divided by CP1C=Number of membership units issued in the subject transaction. The following issuances shall not trigger anti-dilution adjustment:(i) securities issuable upon conversion of any of the Preferred Units, or as a dividend or distribution on the Preferred Units; (ii) securities issued upon the conversion of any debenture, warrant, option, or other convertible security; (iii) Preferred units issuable upon a unit split, unit dividend, or any subdivision of units of Preferred; and (iv) units of Preferred units (or options to purchase such units of Preferred units) issued or issuable to employees or directors of, or consultants to, the Company pursuant to any plan approved by the Company's Board of Directors.

Each Preferred Unit will automatically be converted into Common units at the then applicable conversion rate in the event of the closing of a firm commitment underwritten public offering with a price of three (3x) times the Original Purchase Price (subject to adjustments for stock dividends, splits, combinations and similar events) and gross proceeds to the Company of not less than $30,000,000 (a "QPO"), or (ii) upon the written consent of the holders of 51%of the Preferred Units.

Unless prohibited by Delaware law governing distributions to stockholders, the Series A Preferred shall be redeemable at the option of holders of at least 51% of the Series A Preferred commencing any time after five (5) years at a price equal to the Original Purchase Price plus all accrued but unpaid dividends. Upon a redemption request from the holders of the required percentage of the Series A Preferred, all Series A Preferred shares shall be redeemed.

Note 9. Membership Options, Warrants and Restricted Common Units

During the year ended December 31, 2019, the Company's shareholders approved its 2019 Equity Incentive Plan (the "2019 Plan"), which allows the Company to issue options to purchase common shares of the Company at fair market value. As of December 31, 2019 450,000 options were granted to contractors of the Company allowing them to purchase a common membership unit at $1.50 per share. The restricted membership unit rights have a grant date fair value of approximately $562,500 or $1.25 per share and vest over a period of three years and one month. No new options were granted in 2020.

Membership Unit-based Compensation

The Company's membership unit-based compensation expenses recognized during the year ended December 31, 2020 and 2019, were attributable to general and administrative expenses, which are included in the accompanying statement of operations.

The Company recognized total membership unit-based compensation expense during the years ended December 31, 2020 and 2019, from the following categories:

	Years Ended December 31,	
	2020	2019
Membership unit option awards under the Plan	$148,988	$19,007
Total Membership unit-based compensation	$148,988	$19,007

Membership Unit Incentive Plan Options

The Company estimates the fair value of the share-based option awards on the date of grant using the Black-Scholes option-pricing model (the "Black-Scholes model"). Using the Black-Scholes model, the value of the award that is ultimately expected to vest is recognized over the requisite service period in the statement of operations. The Company attributes compensation to expense using the straight-line single option method for all options granted. The Company's determination of the estimated fair value of share-based payment awards on the date of grant under the 2019 Plan is affected by the following variables and assumptions:

- The grant date exercise price - the estimated market price of the Company's common membership units on the date of the grant;
- Expected option term - based on similar companies due to lack of historical experience with existing option holders estimated at 3 years;
- Estimated dividend rates - based on historical and anticipated dividends over the life of the option; Legal term of the option - grants have legal lives of continuous employment +30 days;
- Risk-free interest rates - with maturities that approximate the expected life of the options granted;
- Calculated membership unit price volatility - calculated over the expected life of the options granted, which is calculated based on similar company experience in the same industry;
- Option exercise behaviors - based on actual and projected employee membership unit option exercises and forfeitures. The Company accounts for forfeitures as they occur.

The Company currently provides membership unit-based compensation to contractors and consultants under the 2019 Plan. There were no new membership unit options issued during the year ended December 31, 2020. The Company utilized assumptions in the estimation of fair value of membership unit-based compensation for the year ended December 31, 2020 and 2019, as follows:

	December 31, 2020	December 31, 2019
Dividend Yield	0%	0%
Expected Price Volatility	152%-159%	152%-159%
Risk Free Interest Rate	1.60%	1.60%
Expected Term	3.08 Years	3.08 Years

A summary of membership unit option activity under the 2019 Plan for options to contractors, for the year ended December 31, 2020 is presented below:

	Shares Underlying Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding at December 31, 2018	0	$0.00	
Granted	450,000	$1.50	
Exercised	0	$0.00	
Forfeited	0	$0.00	
Outstanding at December 31, 2019	450,000	$1.50	3
Granted	0	$0.00	
Exercised	0	$0.00	
Forfeited	0	$0.00	
Outstanding at December 31, 2020	450,000	$1.50	2
Vested at December 31, 2020	105,000	$1.50	2

As of December 31, 2020 total membership unit-based compensation expense related to unvested options not yet recognized totaled $10,495, which would fully amortize in first quarter 2021 and as of December 31, 2019 $19,007, which was fully amortized in fourth quarter of 2019. Total compensation cost related to non-vested options unamortized is $394,505 and $541,767 in 2020 and 2019 respectively.

Note 10. Contingencies

The Company is subject at times to various claims, lawsuits and governmental proceedings relating to the Company's business and transactions arising in the ordinary course of business. The Company cannot predict the final outcome of such proceedings. Where appropriate, the Company vigorously defends such claims, lawsuits and proceedings. Some of these claims, lawsuits and proceedings seek damages, including, consequential, exemplary or punitive damages, in amounts that could, if awarded, be significant. Certain of the claims, lawsuits and proceedings arising in ordinary course of business are covered by the Company's insurance program. The Company maintains property, and various types of liability insurance in an effort to protect the Company from such claims. In terms of any matters where there is no insurance coverage available to the Company, or where coverage is available and the Company maintains a retention or deductible associated with such insurance, the Company may establish an accrual for such loss, retention or deductible based on current available information. In accordance with accounting guidance, if it is probable that an asset has been impaired or a liability has been incurred as of the date of the financial statements, and the amount of loss is reasonably estimable, then an accrual for the cost to resolve or settle these claims is recorded by the Company in the accompanying balance sheet. If it is reasonably possible that an asset may be impaired as of the date of the financial statement, then the Company discloses the range of possible loss. Expenses related to the defense of such claims are recorded by the Company as incurred and included in the accompanying statement of operations. Management, with the assistance of outside counsel, may from time to time adjust such accruals according to new developments in the matter, court rulings, or changes in the strategy affecting the Company's defense of such matters. On the basis of current. information, the Company does not believe there is a reasonable possibility that any material loss, if any, will result from any claims, lawsuits and proceedings to which the Company is subject to either individually, or in the aggregate.

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

Note 11. Related Party Transactions

Member Payable

The Company has taken an advance from its members of $53,038 and $71,565 as of December 31, 2020 and 2019 respectively. These advances do not have a specified maturity date, and no interest rate is specified or being charged currently.

Note 12. Subsequent Events

Other Events

The COVID-19 pandemic could have a material adverse effect on our ability to operate, results of operations, financial condition, liquidity, and capital investments.

The World Health Organization has declared the COVID-19 outbreak a pandemic, and the virus continues to spread in areas where we operate and sell our products and services. The COVID-19 pandemic and similarities in the future could have a material adverse

effect on our ability to operate, results of operations, financial condition, liquidity, and capital investments. Several public health organizations have recommended, and some local governments have implemented, certain measures to slow and limit the transmission of the virus, including shelter in place and social distancing ordinances. Such preventive measures, that we may voluntarily put in place, may have a material adverse effect on our business for an indefinite period of time, such as the potential shut down of certain locations, decreased employee availability, potential border closures, disruptions to the businesses of our channel partners, and others. Our suppliers and customers may also face these and other challenges, which could lead to a disruption in labor, spending and consumer demand for our products and services.

These issues may also materially affect our future access to our sources of liquidity, particularly our cash flows from operations, financial condition, capitalization, and capital investments. Although these disruptions may continue to occur, the long-term. economic impact and near-term financial impacts of the COVID-19 pandemic, including but not limited to, possible impairment, restructuring, and other charges, cannot be reliably quantified or estimated at this time due to the uncertainty of future developments.

Management's Evaluation

Management has evaluated subsequent events through June 15, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Unbanked is not live or open to the public at this moment.

startengine

Add to Watchlist

Connecting DeFi and cryptocurrencies to banks, cards, and other legacy finance

INVEST IN UNBANKED TODAY!

At Unbanked, our fintech platform powers the card programs for renowned Web3 companies like Nexo, Litecoin Foundation, StormX, Stacks, and more. Currently in the market, we enable the issuance of crypto debit cards for residents of more than 75 countries - that's over 3.1 ...
Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



GLOBAL BANK ACCOUNTS WITH CRYPTO AS THE FOCUS, NOT THE EXCEPTION.
UNBANKED

$0.00 Raised

OVERVIEW ABOUT TERMS PRESS DISCUSSION INVESTING FAQS

REASONS TO INVEST



- Designed to give your cryptocurrency real-world utility, our blockchain technology enables people to buy cryptocurrency with a bank account or spend cryptocurrency on a debit/credit card.
- Cryptocurrencies and DeFi are rapidly disrupting the legacy finance ecosystem, bringing about a paradigm shift in finance. Cryptocurrency adoption alone hit a market cap of over $2 Trillion dollars in March 2022.*
- With over $3 million previously raised, Unbanked is currently AMEX's first partner for NFT Cards, a VISA FastTrack Enablement partner, and continuing to work with industry-leading customers from Paxful and Nexo to Litecoin Foundation. We are committed to a future of advancing human freedom and financial control.





*Market information provided by Fortune (source)

THE PITCH

We are in the middle of a "Fourth Industrial Revolution" where blockchain and digital currencies are reinventing the global financial system and bringing in the "Web3" era. The problem is that managing digital currency can be scary for people and have a steep learning curve. However, many already use and understand legacy financial products like Bank Accounts and Debit Cards. Unbanked brings together the efficiency and utility of digital currencies with the familiarity of existing financial system. Launched in 2018, Unbanked has grown exceptionally fast reaching $19.9 Million in revenue in 2021 and made #327 on the Inc 5000 list of fastest growing companies! Unbanked is a recent winner of the Shark Pitch competition and has raised over $2M so far. In addition, over 20 Web3 companies license Unbanked's platform to provide their customers with crypto powered debit cards.

Get Unbanked: It's your currency

Unbanked offers a suite of financial products designed to give your cryptocurrency real-world utility. Whether pairing with one of today's leading digital payment platforms, or swiping your card in person at one of the millions of supported locations worldwide, **Unbanked puts your money back in your hands.**



UNBANKED PUTS YOUR MONEY BACK IN YOUR HANDS
5-Minute Customer Signups
Buying + Selling Crypto
UNBANKED

Debit Cards
Seamless Connection with Traditional Fintech and Banking Solutions



Providing B2B2C services for Web3 companies, we offer 5-minute customer signups, buying + selling crypto, debit cards, rewards capabilities, and seamless connection of your crypto with traditional fintech and banking solutions.



UNBANKED
00:34

THE PROBLEM & OUR SOLUTION

Unbanked brings banking technology into the digital currency era

After 50 years of using the same technology, we feel consumers expect more than what traditional banks can offer. We believe people have become accustomed to the ease of modern tech-enabled service platforms, especially as banking tech is slow, expensive, and time consuming.



BANKING TECH IS SLOW, EXPENSIVE, AND TIME CONSUMING.

Unbanked introduces a new kind of banking experience that empowers everyone to participate in the financial system—whether they choose to work with a legacy institution or take complete control by becoming their own custodian of blockchain-based assets.



A BETTER, CHEAPER, FASTER EXPERIENCE
Integrated with
Pay
G Pay
SAMSUNG pay
UNBANKED

Our platform puts mobile digital banking first; and, with blockchain technology, we're able to provide a better, cheaper, faster experience - putting your money back in your hands.

BANK ACCOUNTS
Bank without borders. Our globally accessible accounts make spending, domestic and international money transfers, crypto purchases, and crypto sales more convenient than ever.
Available in over 200+ countries.

BUY, SELL, & SEND CRYPTO
No more hidden fees and confusion caused by exchanges. Get the bet available rate when you buy and sell digital currencies through Unbanked.


GET REWARDS
Earn up to 6.38% in rewards when you spend your crypto.
DEBIT CARDS
Get a virtual and physical card to transact with your crypto in the real world and, at the same time, eliminate excessive deposit, exchanage and transaction fees.
(Currently for US residents only. Additional countries coming soon.)

You can pair your card with Apple, Google, or Samsung Pay to make payments or swipe normally. You can also fund your card with cryptocurrency, an Unbanked bank account, or at thousands of retailers worldwide like Walmart, Walgreens, and 7-11.

StartEngine Bonus! Create your Unbanked account now and get a $10 bonus when you deposit $100 or more!

OUR BUSINESS MODEL

Using economies of scale to fuel revenue growth

Unbanked shares in all fees generated from the users who interact with our platform either through our card programs, bank accounts, or our white-label partnerships who pay a licensing fee in addition to the sources below. Typically, it is a combination of factors.


USING ECONOMIES OF SCALE TO FUEL REVENUE GROWTH
B2C
Monthly
Fx
Interchange
B2B2C
SaaS Model
Rev Share

While fees help us make money, we want to keep them low—and rather use economies of scale to make money from our customers. A smaller piece of a bigger pie.

THE MARKET & OUR TRACTION

With over $2 million previously raised, Unbanked has robust revenue growth, in a market valued in the trillions

Cryptocurrency adoption is rapidly increasing - hitting a market cap over $2 Trillion dollars in March 2022 and forecasting 221 Million users this year alone.


$2 TRILLION
Market Cap Hit
221M USERS
Forcasted for this Year Alone

We see this as a young market with lots of potential. In order to get the next 500 Million

people interacting with crypto, we believe they need tools they're familiar with—like bank accounts and debit cards. That's where we come in.

$1.7M
2019 REVENUE
$9.3M
2020 REVENUE
$19.9M
2021 REVENUE
Unbanked's highest revenue month thus far is April 2021, at $2.06M, –with cash flow doubling from January to May of that year.
At this pace, and with robust revenue growth there's only more milestones ahead.

Unbanked is often compared to other crypto card companies, but our product is so much more than that. Like traditional banks, we offer bank accounts that hold cash and debit cards for spending; but like crypto companies, we enable those bank accounts to buy and withdraw crypto, or to use that crypto and spend it on a debit card.

Debit card issuance is live in all
50 STATES & 31 COUNTRIES
in EEA (imminent) as well as LATAM.
1 OF ONLY 12
VISA Fast Track Enablement Partner for Card Issuance and Program Management.
And we believe to be the only one with a crypto focus.
FDIC insured global bank accounts with wire, ACH, and Plaid integration.
Supporting over
200+
COUNTRIES/ TERRITORIES
RANKED NO. 327
on the 2022 Inc. 5000 Annual List
More than
20 ORGANIZATIONS
are white-labeling our platform.
We have been selected to be AMERICAN EXPRESS 's first partner for NFT Cards.
Brands we are working with
litecoin
Stacks Ventures
StormX
nexo
Global crypto wallet services enabled, accepting
TUSD











Based on our traction, it's clear to us that people want more control over their finances. And so far, customers are letting us know just how much they are getting out of our services.

"Unbanked's global availability of their products is unmatched. I signed up for the bank account for purchasing ETH, plus the Unbanked card when I'm ready to spend my ETH. Signing up took a few seconds and now I use Ethereum anywhere. Everyone should get an Unbanked account."
Jason C.
UNBANKED



*These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.

WHY INVEST

Tapping into the next generation of digital currency banking by transforming financial access and control

The future of Unbanked is growing our customer base and entering into as many global markets as possible, including the EU, LATAM, APAC, EMEA, Canada, and others.

HELP US BRING BANKING TECHNOLOGY INTO THE DIGITAL CURRENCY ERA

Doing this properly means collaborating with regulators and ensuring we adhere to local laws. We also have an ambitious roadmap of new products and services we intend to bring to the marketplace, some including:

WHAT'S COMING IN THE NEXT 2 YEARS!
Apply for Bank License Charter
Lending and Borrowing Both DeFi and CeFi
Tiered Card Offerings Debit Card
Credit Card with Crypto Rewards
Sell Crypto Function (Convert Crypto Assets to Your Bank Account)
Buy or Hold Most Any Crypto Asset via Dashboard and Store Within Unbanked Dashboard
Multi-Language Support of the Unbanked User Interface
Expansion of Crypto Rewards Program Both Debit and Credit Cards
Direct Issuance of Card Programs in the EU by Becoming EMI Issuer
Expansion of Card Programs for Residents in the EU, LATAM, APAC, EMEA
Introduction of Self-Custodial Wallet Support in Mobile App. Start with iOS, Expand to Android
Bill Pay with FIAT or Crypto
Business Bank Accounts
Launch of at Least 10 New White-Label Partner Card Programs
Purchase Crypto Assets with Credit/Debit Card
UNBNK
DeFi Lending/Borrowing Protocol
Unbanked Public Profile for Accepting Crypto Payments









Expansion into NFT Space

Whew, that's a lot!

*The information included above is forward looking information. Please refer to our risk factors section in our Form C and to our Forward Looking Information Legend included in our Terms section on this page.

Our founders believe financial access and control is a human right. The fact that it can be enabled through the blockchain led them to rebel against the status quo, which we believe has plagued traditional banking for years. Now's the time to bring banking technology into the digital currency era. **Invest in Unbanked today, and invest in a future of financial control.**


IT'S YOUR CURRENCY

ABOUT

HEADQUARTERS
**3010 HAVEN RESERVE
ALPHARETTA, GA 30004**

VALUATION
$115M

At Unbanked, our fintech platform powers the card programs for renowned Web3 companies like Nexo, Litecoin Foundation, StormX, Stacks, and more. Currently in the market, we enable the issuance of crypto debit cards for residents of more than 75 countries - that's over 3.1 billion people.

TEAM



Ian Kane
Co-CEO, Director and Co-Founder

I have worked in technology & digital media for over 15 years with a heavy focus on business development, sales, and strategy. My career started as the 1st employee in a media startup which grew into a $50mm a year business during my tenure. I had the opportunity to work in both early-stage and mature organizations, be a part of acquisitions on the buy and sell side, and drive go-to-market strategy for various data and media products.

As an advisor and investor in other ad tech companies, I always look to create value and continually broaden my knowledge of the ever-changing landscape. My background enables me to bring unique insight and experience to the next set of challenges I face.





Daniel Gouldman
Co-CEO, Director and Co-Founder

When I was 17 years old - I was homeless. I lived out of my car, worked two jobs and found a way to graduate high school.

20 years later - I was able to be in a position to work for myself. I now own several businesses and hope to make a difference for others over my next 20.

I'm a highly political person with an avid interest in geopolitics, history and business. I'm more concerned with doing what's right than what's popular.



Keith Johnson
General Manager

Keith Johnson is a disciplined and results driven Business Partner and engineer with demonstrated achievement in product management, strategy, and business development. Mr. Johnson has led both hardware, software, and managed services product teams with annual revenue in excess of $100M dollars. Keith has proven credibility to create bottom-line oriented product roadmaps and business plans.



Corey Ballou
CTO

Mr. Ballou oversees the development of Unbanked's core products. BlockCard is Unbanked's US-based cryptocurrency debit card that lets you spend your crypto anywhere.

Mr. Ballou is a seasoned developer that has been custom-building websites and applications for over two decades. Mr. Ballou has five years of fast-paced development experience at two leading design and development agencies in



Anne Blanchard
Head of Human Resources

I have worked in Fintech, Publishing and Digital Media for over 15 years. I've had the benefit of working for both mature companies and startups with a heavy focus on HR, Operations, Business Development, & Sales. Recently I have allocated some time on advising startups in a few categories. I always seek a challenge and the opportunity to learn something new. Whether it is HR, publishing, digital media or

and development agencies in Charlotte followed by an additional six years working on building and launching startups for some amazing companies. Most notable is his work as a lead developer for .CO Internet. Briefly following a successful Super Bowl ad launch with partner GoDaddy, .CO was sold to Neustar for $109M in 2014. Mr. Ballou has owned and operated his own web development consultancy since 2012. Since then, Corey has had the pleasure of working with several successful startups to build out their custom web applications.

even dabbling in cryptocurrency - I am always open to connecting with those interested in building something new.



Mark Morales
Director

Mark Morales was born and raised in Austin, Texas. He began his career as an Assistant District Attorney after graduating from the Texas Tech School of Law in 2001. In his lengthy career, he has been honored by many awards and recognitions. Mark was nominated by his peers and then selected by Thompson Reuters to be featured in Texas Monthly magazine as a SUPER LAWYER in 2016. Mr. Morales has spent the majority of his career, defending citizens accused of crimes. For the last 5 years, Mr. Morales has been a self-employed attorney under Mark Morales and Associates, which is his principal business.

TERMS
Unbanked

Overview

INTEREST RATE
0%

VALUATION CAP ⓘ
$115M

AMOUNT RAISED ⓘ
$0.00

Breakdown

MIN INVESTMENT ⓘ
$250.00

OFFERING TYPE
Simple Agreement for Future Equity

DISCOUNT RATE ⓘ
20.0%

TYPE OF EQUITY
Class B Common Stock

CONVERSION TRIGGER
$1,000,000.00

SEC Recent Filing	→
Offering Memorandum	→
Risks	⌄

Company	:	Unbanked, Inc.
Corporate Address	:	3010 HAVEN RESERVE, ALPHARETTA, GA 30004
Offering Minimum	:	$10,000.00
Offering Maximum	:	$2,764,218.76
Minimum Investment Amount (per investor)	:	$250.00
Terms		
Offering Type	:	Crowdfunding Simple Agreement for Future Equity
Type of Equity Converted Into	:	Class B Common Stock
Conversion Trigger	:	$1,000,000.00

Maturity Date	:	Two years from final closing
Valuation Cap	:	$115,000,000.00
Discount Rate	:	20.0%
Annual Interest Rate	:	0.%

What is a Convertible Note?

A convertible note offers you the right to receive Class B Common Stock in Unbanked, Inc.. The amount of Class B Common Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $115,000,000.00 Valuation Cap or if less, then you will receive a 20.0% discount on the price the new investors are paying. You also receive 1.0% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Class B Common Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

PRESS

Coinspeaker
Unbanked's Bankers NFT Drop Isn't Just About Owning Digital Art: It Has a Real DeFi Utility

[View Article]

GlobeNewswire
Blockchain Powered Fintech Company, Unbanked, Ranks No. 327 on the 2022 Inc. 5000 Annual List

[View Article]

COINTELEGRAPH
Projects are collecting Toys for Tots crypto donations this holiday season

[View Article]

BITCOINIST
Fintech Entrepreneurs Launching Blockchain Cards with Unbanked

[View Article]

BLOCKONOMI
Ternio & Blockcard Evolves: Rebrands to Unbanked, A Next Generation Financial Solution

[View Article]

[Show More Press]

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Video: The Unbanked Company Story

My name is Ian Kane. I'm Daniel Goldman, Keith Johnson. I'm Corey Blue. I'm Anne Blanchard. At Unbanked, we believe that financial access and control is a fundamental human right, best empowered by the blockchain. We're bridging the world of crypto and digital currencies to the traditional banking and fintech systems that are out there and infrastructure that are already exists. We're talking about the concept of how you can gain back control of your funds and no longer have it sitting with some central intermediary.

I am actually from a third world country, and I know the benefits of what Unbanked is doing and, and not having, uh, a basic, you know, bank account in, in some countries is sort of alarming. So, what makes Unbanked special is the fact that we are able to bridge the connection between the crypto world of blockchain, to the one-and-a-half trillion dollar marketplace to traditional legacy systems like debit cards, bank accounts. We're Visa's fast-track enablement partner. We deal in cryptocurrency, but we deal in traditional financial products.

I think what if things that make us most unique is our ability to take our technology and empower other companies within the crypto ecosystem to get all the same benefits from our cards, our bank accounts, our 24/7 customer support, and our compliance team. It's an important solution that we're offering. So that in and of itself keeps me going, really building products that delight people, that excite people, and that are really are meaningful. What gets me out of bed in the morning is knowing that Unbanked has the opportunity to be a billion-dollar company.

We're very focused on continuing to build our footprint, and build a global platform that empowers tens of millions, not billions of people all across the world, to have more control over the way they send, receive, or spend money. The mission of Unbanked is to globally empower everybody to be able to get on a platform, share, trade, spend, earn without some overarching global authorities trying to nickel and dime them. There's a global economy, and there are billions of people who are not able to participate in that global economy simply because they don't have the access. And that right there is the biggest problem.

Everyone will be able to choose to be their own bank. Every bank and every financial services company is gonna have to fight to have that customer. Unbanked is going to change banking for hundreds of millions of people across the world, using blockchain technology.

Get Unbanked: It's your currency Section

Financial access and control. It's a fundamental human right. Cryptocurrencies make the utility of money better, faster, and more secure.

The fourth industrial revolution is here and you can be a part of it.

It's time to get Unbanked.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CERTIFICATE OF DESIGNATION OF SERIES A CONVERTIBLE PREFERRED STOCK OF UNBANKED, INC.

Pursuant to Section 151 of the General Corporation Law of the State of Delaware, Unbanked, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "**Corporation**"), in accordance with the provisions of Section 103 thereof, does hereby submit the following:

WHEREAS, the Certificate of Incorporation of the Corporation (the "**Certificate of Incorporation**") authorizes the issuance of up to 4,817,200 shares of preferred stock, par value $.0001 per share, of the Corporation ("**Preferred Stock**") in one or more series, and expressly authorizes the Board of Directors of the Corporation (the "**Board**"), subject to limitations prescribed by law, to provide, out of the unissued shares of Preferred Stock, for series of Preferred Stock, and, with respect to each such series, to establish and fix the number of shares to be included in any series of Preferred Stock and the designation, rights, preferences, powers, restrictions, and limitations of the shares of such series; and

WHEREAS it is the desire of the Board to establish and fix the number of shares to be included in a new series of Preferred Stock and the designation, rights, preferences, and limitations of the shares of such new series.

NOW, THEREFORE, BE IT RESOLVED, that the Board does hereby provide for the issue of a series of Preferred Stock and does hereby in this Certificate of Designation (the "**Certificate of Designation**") establish and fix and herein state and express the designation, rights, preferences, powers, restrictions, and limitations of such series of Preferred Stock as follows:

1. Designation. There shall be a series of Preferred Stock that shall be designated as "Series A Convertible Preferred Stock" (the "**Series A Preferred Stock**") and the number of Shares constituting such series shall be 4,817,200. The rights, preferences, powers, restrictions, and limitations of the Series A Preferred Stock shall be as set forth herein.

2. Defined Terms. For purposes hereof, the following terms shall have the following meanings:

"**Board**" has the meaning set forth in the Recitals.

"**Certificate of Designation**" has the meaning set forth in the Recitals.

"**Certificate of Incorporation**" has the meaning set forth in the Recitals.

"**Change of Control**" means (a) any sale, lease, or transfer or series of sales, leases, or transfers of all or substantially all of the assets of the Corporation; (b) any sale, transfer, or issuance (or series of sales, transfers, or issuances) of capital stock by the Corporation or the holders of Common Stock (or other voting stock of the Corporation) that results in the inability of the holders of Common Stock (or other voting stock of the Corporation) immediately prior to such sale, transfer, or issuance to designate or elect a majority of the board of directors (or its equivalent) of the Corporation; or (c) any merger, consolidation, recapitalization, or reorganization of the Corporation with or into another

Person (whether or not the Corporation is the surviving corporation) that results in the inability of the holders of Common Stock (or other voting stock of the Corporation) immediately prior to such merger, consolidation, recapitalization, or reorganization to designate or elect a majority of the board of directors (or its equivalent) of the resulting entity or its parent company.

"**Common Stock**" means the common stock, par value $0.0001 per share, of the Corporation.

"**Common Stock Deemed Outstanding**" means, at any given time, the sum of (a) the number of shares of Common Stock actually outstanding at such time, plus (b) the number of shares of Common Stock reserved for issuance at such time under any stock option or other equity incentive plans approved by the Board, regardless of whether the shares of Common Stock are actually subject to outstanding Options at such time or whether any outstanding Options are actually exercisable at such time, plus (c) the number of shares of Common Stock issuable upon exercise of any other Options (other than Options described in clause (b) above) actually outstanding at such time, plus (d) the number of shares of Common Stock issuable upon conversion or exchange of Convertible Securities actually outstanding at such time (treating as actually outstanding any Convertible Securities issuable upon exercise of Options actually outstanding at such time), in each case, regardless of whether the Options or Convertible Securities are actually exercisable at such time

"**Convertible Securities**" means any securities (directly or indirectly) convertible into or exchangeable for Common Stock, but excluding Options.

"**Corporation**" has the meaning set forth in the Preamble.

"**Date of Issuance**" means, for any Share of Series A Preferred Stock, the date on which the Corporation initially issues such Share (without regard to any subsequent transfer of such Share or reissuance of the certificate(s) representing such Share).

"**Deemed Liquidation**" has the meaning set forth in Section 5.1(b)

"**Dividend Payment Date**" has the meaning set forth in Section 4.1.

"**Junior Securities**" means, collectively, the Common Stock and any other class of securities that is specifically designated as junior to the Series A Preferred Stock.

"**Liquidation**" has the meaning set forth in Section 5.1(a).

"**Liquidation Value**" means, with respect to any Share on any given date, $_____/ per share (as adjusted for any stock splits, stock dividends, recapitalizations, or similar transaction with respect to the Series A Preferred Stock).

"**Options**" means any warrants or other rights or options to subscribe for or purchase Common Stock or Convertible Securities.

"Person" means an individual, corporation, partnership, joint venture, limited liability company, governmental authority, unincorporated organization, trust, association, or other entity.

"Preferred Stock" has the meaning set forth in the Recitals.

"Securities Act" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

"Series A Director" has the meaning set forth in Section 6.2.

"Series A Preferred Stock" has the meaning set forth in Section 1.

"Series A Preferred Stock Breach" has the meaning set forth in Section 7.1.

"Share" means a share of Series A Preferred Stock.

"Subsidiary" means, with respect to any Person, any other Person of which a majority of the outstanding shares or other equity interests having the power to vote for directors or comparable managers are owned, directly or indirectly, by the first Person.

"Supermajority Interest" has the meaning set forth in Section 6.3.

3.   Rank. With respect to payment of dividends and distribution of assets upon liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary, all Shares of the Series A Preferred Stock shall rank senior to all Junior Securities.

4.   Dividends.

4.1   Accrual and Payment of Dividends. From and after the Date of Issuance of any Share, cumulative dividends on such Share shall accrue, whether or not declared by the Board and whether or not there are funds legally available for the payment of dividends, on a daily basis in arrears at the rate of 8% per annum on the sum of the Liquidation Value thereof plus all unpaid accrued and accumulated dividends thereon. All accrued dividends on any Share shall be paid in cash only when, as and if declared by the Board out of funds legally available therefor or upon a liquidation or redemption of the Series A Preferred Stock in accordance with the provisions of Section 5; provided, that to the extent not paid on the last day of March, June, September, and December of each calendar year (each such date, a **"Dividend Payment Date"**), all accrued dividends on any share shall accumulate and compound on the applicable Dividend Payment Date whether or not declared by the Board and shall remain accumulated, compounding dividends until paid pursuant hereto. All accrued and accumulated dividends on the Shares shall be prior and in preference to any dividend on any Junior Securities and shall be fully declared and paid before any dividends are declared and paid, or any other distributions or redemptions are made, on any Junior Securities, other than to (a) declare or pay any dividend or distribution payable on the Common Stock in shares of Common Stock or (b) repurchase Common Stock held by employees or consultants of the Corporation upon termination of their employment or services pursuant to agreements providing for such repurchase.

4.2   Participating Dividends. Subject to Section 4.1, in addition to the dividends accruing on the Series A Preferred Stock pursuant to Section 4.1 hereof, if the Corporation declares or pays a dividend or distribution on the Common Stock, whether such dividend or distribution is payable in cash, securities, or other property, including the purchase or redemption by the Corporation or any of its Subsidiaries of shares of Common Stock for cash, securities, or property, but excluding (i) any dividend or distribution payable on the Common Stock in shares of Common Stock and (ii) any repurchases of Common Stock held by employees or consultants of the Corporation upon termination of their employment or services pursuant to agreements providing for such repurchase, the Corporation shall simultaneously declare and pay a dividend on the Series A Preferred Stock on a pro rata basis with the Common Stock determined on an as-converted basis assuming all Shares had been converted pursuant to **Error! Bookmark not defined.Error! Reference source not found.** as of immediately prior to the record date of the applicable dividend (or if no record date is fixed, the date as of which the record holders of Common Stock entitled to such dividends are to be determined).

4.3   Partial Dividend Payments. Except as otherwise provided herein, if at any time the Corporation pays less than the total amount of dividends then accrued and accumulated with respect to the Series A Preferred Stock, such payment shall be distributed pro rata among the holders thereof based upon the aggregate accrued and accumulated but unpaid dividends on the Shares held by each such holder.

5.   Liquidation.

5.1   Liquidation; Deemed Liquidation.

(a)   Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation (collectively with a Deemed Liquidation, a **"Liquidation"**), the holders of Shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, before any payment shall be made to the holders of Junior Securities by reason of their ownership thereof, an amount in cash equal to the aggregate Liquidation Value of all Shares held by such holder, plus all unpaid accrued and accumulated dividends on all such Shares (whether or not declared).

(b)   Deemed Liquidation. The occurrence of a Change of Control (such event, a **"Deemed Liquidation"**) shall be deemed a Liquidation for purposes of this Section 5. Upon the consummation of any such Deemed Liquidation, the holders of the Series A Preferred Stock shall, in consideration for cancellation of their Shares, be entitled to the same rights such holders are entitled to under this Section 5 upon the occurrence of a Liquidation, including the right to receive the full preferential payment from the Corporation of the amounts payable with respect to the Series A Preferred Stock under Section 5.1(a) hereof. Notwithstanding the foregoing, nothing in this Section 5.1(b) shall limit in any respect the right of any holder of Series A Preferred Stock to elect the benefits of either this Section 5 in connection with any Change of Control.

5.2   <u>Participation With Junior Securities on Liquidation</u>. In addition to and after payment in full of all preferential amounts required to be paid to the holders of Series A Preferred Stock upon a Liquidation under this Section 5 (including upon a Deemed Liquidation under Section 5.1(b)), the holders of Shares of Series A Preferred Stock then outstanding shall be entitled to participate with the holders of shares of Junior Securities then outstanding, pro rata as a single class based on the number of outstanding shares of Junior Securities on an as-converted basis held by each holder as of immediately prior to the Liquidation, in the distribution of all the remaining assets and funds of the Corporation available for distribution to its stockholders.

5.3   <u>Insufficient Assets</u>. If upon any Liquidation (or Deemed Liquidation) the remaining assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of the Shares of Series A Preferred Stock the full preferential amount to which they are entitled under Section 5.1, (a) the holders of the Shares shall share ratably in any distribution of the remaining assets and funds of the Corporation in proportion to the respective full preferential amounts which would otherwise be payable in respect of the Series A Preferred Stock in the aggregate upon such Liquidation (or Deemed Liquidation) if all amounts payable on or with respect to such Shares were paid in full, and (b) the Corporation shall not make or agree to make any payments to the holders of Junior Securities.

5.4   <u>Notice Requirement</u>. In the event of any Liquidation (or Deemed Liquidation), the Corporation shall, within ten (10) days of the date the Board approves such action, or no later than twenty (20) days of any stockholders' meeting called to approve such action, or within twenty (20) days of the commencement of any involuntary proceeding, whichever is earlier, give each holder of Shares of Series A Preferred Stock written notice of the proposed action. Such written notice shall describe the material terms and conditions of such proposed action, including a description of the stock, cash, and property to be received by the holders of Shares upon consummation of the proposed action and the date of delivery thereof. If any material change in the facts set forth in the initial notice shall occur, the Corporation shall promptly give written notice to each holder of Shares of such material change.

6.   <u>Voting</u>.

6.1   <u>Voting Generally</u>. Except as otherwise required by law, or as otherwise provided by a resolution adopted by the Board or elsewhere in this Certificate of Designation, the holders of Series A Preferred Stock shall not be entitled to vote on any matter. In matters where holders of Series A Preferred Stock are permitted or required to vote, each holder of outstanding Shares of Series A Preferred Stock shall be entitled to vote with holders of outstanding shares of Common Stock, voting together as a single class (whether at a meeting of stockholders of the Corporation, by written action of stockholders in lieu of a meeting or otherwise). In any such vote, each Share of Series A Preferred Stock shall be entitled one vote. Each holder of outstanding Shares of Series A Preferred Stock shall be entitled to notice of all stockholder meetings (or requests for written consent) in accordance with the Corporation's bylaws.

6.2   <u>Election of Directors</u>. In the election of directors to the Corporation, for so long as the holders of outstanding Shares of Series A Preferred Stock (and their Permitted

Transferees own in the aggregate at least 2 % of the outstanding shares of Common Stock on a fully diluted, as-converted basis (as adjusted for any stock splits, stock dividends, recapitalizations, or similar transaction), the holders of outstanding Shares of Series A Preferred Stock, voting as a separate class, shall be entitled to elect by majority vote (with each Share of Series A Preferred Stock entitled to one vote) one individual to the Board (such individual, the **"Series A Director"**). A Series A Director may be removed at any time as a director on the Board (with or without cause) upon, and only upon, the written request of the holders of the outstanding Shares of Series A Preferred Stock (voting as a separate class by majority vote with each Share of Series A Preferred stock entitled to one vote). In the event that a vacancy is created on the Board at any time due to the death, disability, retirement, resignation, or removal of a Series A Director, then the holders of the outstanding Shares of Series A Preferred Stock (voting as a separate class by majority vote with each Share of Series A Preferred stock entitled to one vote) shall have the right to designate an individual to fill such vacancy. In the event that the holders of Shares of Series A Preferred stock shall fail to designate in writing a representative to fill the vacant Series A Director seat on the Board, and such Board seat shall remain vacant until such time as the holders of Shares of Series A Preferred stock elect an individual to fill such seat in accordance with this Section 6.2, and during any period where such seat remains vacant, the Board nonetheless shall be deemed duly constituted.

6.3   <u>Other Special Voting Rights</u>. Without the prior written consent of holders of not less than two-thirds of the then total outstanding Shares of Series A Preferred Stock (a **"Supermajority Interest"**), voting separately as a single class with one vote per Share, in person or by proxy, either in writing without a meeting or at an annual or a special meeting of such holders, and any other applicable stockholder approval requirements required by law, the Corporation shall not take, and shall cause its Subsidiaries not to take or consummate, any of the actions or transactions described in this Section 6.3 (any such action or transaction without such prior written consent being null and void *ab initio* and of no force or effect) as follows:

(a)   other than as contemplated by this Certificate of Designation, amend, alter, modify, or repeal the Certificate of Incorporation, this Certificate of Designation, or the by-laws of the Corporation, including the amendment of the Certificate of Incorporation by the adoption or amendment of any Certificate of Designation or similar document, or amend the organizational documents of any Subsidiary;

(b)   increase the authorized number of directors constituting the Board from three; or

(c)   agree or commit to do any of the foregoing.

7.   <u>Breach of Obligations</u>.

7.1   <u>Series A Preferred Stock Breach</u>. A breach by the Corporation of the rights, preferences, powers, restrictions, and limitations of the Series A Preferred Stock set forth herein shall mean the occurrence of one or more of any of the events and conditions set forth in this Section 7.1 (each such event or condition, a **"Series A Preferred Stock Breach"**), whether such event or condition occurs voluntarily or involuntarily, by operation of law or

pursuant to any judgment, order, decree, rule, or regulation and regardless of the reason or cause of such event or condition.

      (a)   Nonpayment of Dividends. The failure of the Corporation to pay any dividend when due pursuant to Section 4.1, whether or not such payment is legally permissible or is otherwise prohibited.

      (b)   Nonpayment of Redemption or Liquidation Payments. The failure of the Corporation to make any liquidation payment when due pursuant to Section 5, in each case whether or not such payment is legally permissible or is otherwise prohibited.

      (c)   Breach of Veto Rights. The Corporation or any of its Subsidiaries breaches or otherwise fails to perform or observe any of the covenants or agreements contained in Section 6.3, including by attempting to take any action requiring the affirmative consent of a Supermajority Interest of the holders of the Series A Preferred Stock without first obtaining such consent.

      (d)   Bankruptcy or Insolvency. The Corporation or any of its Subsidiaries (i) becomes insolvent or admits its inability to pay its debts generally as they become due; (ii) becomes subject, voluntarily or involuntarily, to any proceeding under any domestic or foreign bankruptcy or insolvency law, which is not fully stayed within seven (7) days or is not dismissed or vacated within forty-five (45) days after filing; (iii) makes a general assignment for the benefit of creditors; or (iv) has a receiver, trustee, custodian, or similar agent appointed by order of any court of competent jurisdiction to take charge of or sell any material portion of its property or business.

    7.2   Consequences of Breach. In addition to any other rights which a holder of Shares of Series A Preferred Stock is entitled under any other contract or agreement and any other rights such holder may have pursuant to applicable law, the holders of Shares of Series A Preferred Stock shall have the rights and remedies set forth in this Section 7.2 on the occurrence of a Series A Preferred Stock Breach.

      (a)   Automatic Redemption on Bankruptcy. If a Series A Preferred Stock Breach described in Section 7.1(d) has occurred, all of the then outstanding Shares of Series A Preferred Stock shall be subject to redemption immediately without any action required by the holders of Shares of Series A Preferred Stock, for a price per Share equal to the Series A Redemption Price.

    8.   Reissuance of Series A Preferred Stock. Any Shares of Series A Preferred Stock redeemed, converted, or otherwise acquired by the Corporation or any Subsidiary shall be cancelled and retired as authorized and issued shares of capital stock of the Corporation and no such Shares shall thereafter be reissued, sold, or transferred.

    9.   Notices. Except as otherwise provided herein, all notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission)

if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent (a) to the Corporation, at its principal executive offices and (b) to any stockholder, at such holder's address at it appears in the stock records of the Corporation (or at such other address for a stockholder as shall be specified in a notice given in accordance with this Section 9).

10. Amendment and Waiver. No provision of this Certificate of Designation may be amended, modified, or waived except by an instrument in writing executed by the Corporation and Mark Morales, and any such written amendment, modification, or waiver will be binding upon the Corporation and each holder of Series A Preferred Stock; *provided*, that no such action shall change or waive (a) the definition of Liquidation Value, (b) the rate at which or the manner in which dividends on the Series A Preferred Stock accrue or accumulate or the times at which such dividends become payable pursuant to Section 4, or (c) this Section 10, without the prior written consent of each holder of outstanding Shares of Series A Preferred Stock; *provided*, *further*, that no amendment, modification, or waiver of the terms or relative priorities of the Series A Preferred Stock may be accomplished by the merger, consolidation, or other transaction of the Corporation with another corporation or entity unless the Corporation has obtained the prior written consent of the holders in accordance with this Section 10.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, this Certificate of Designation is executed on behalf of the Corporation by its President this [DATE].

Unbanked, Inc.

By:_____
    Daniel Gouldman,
    Director

By:_____
    Ian Kane,
    Director,

By:_____
    Mark Morales,
    Director,

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:12 AM 01/04/2022
FILED 11:12 AM 01/04/2022
SR 20220014758 - File Number 6685842

CERTIFICATE OF INCORPORATION OF UNBANKED, INC.

ARTICLE I
NAME OF THE CORPORATION

The name of the corporation is Unbanked, Inc. (the "**Corporation**").

ARTICLE II
REGISTERED AGENT

The address of the registered office of the Corporation in the State of Delaware is 16192 Coastal Highway, Lewes, Delaware 19965, Sussex County. The name of the registered agent of the Corporation at such address is Harvard Business Services, Inc.

ARTICLE III
BUSINESS PURPOSE

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "**DGCL**").

ARTICLE IV
CAPITAL STOCK

Section 4.01 **Authorized Classes of Stock**. The total number of shares of stock of all classes of capital stock that the Corporation is authorized to issue is 265,217,402 consisting of three classes of shares to be designated, respectfully, Class A Common Stock, and Class B Common Stock, (collectively the Class A Common Stock and the Class B Common Stock are referred to herein as "**Common Stock**"), and Preferred Stock. The total number of shares of Class A Common Stock that this Corporation shall have the authority to issue shall be 40 shares, each with a par value of $.0001. The total number of shares of Class B Common Stock that this Corporation shall have the authority to issue shall be 260,400,162 shares, each with a par value of $.0001 per share. The total number of shares of Preferred Stock that this corporation shall have the authority to issue is 4,817,200 shares, each with a par value $.0001.

Section 4.02 **Common Stock**. The preferences, limitations, voting powers and relative rights

of the Class A Common Stock, and the Class B Common Stock (subject to the preferences and rights of the Preferred Stock as determined by the Board of Directors pursuant to Section 4.03 of these Articles) are as follows:

(a) Voting Rights.

    i. Except as otherwise required by law, as provided in this Certificate of Incorporation, and as otherwise provided in the resolution or resolutions, if any, adopted by the board of directors of the Corporation (the "Board of Directors") with respect to any series of the Preferred Stock, the holders of Class A Common Stock shall vote together as a single voting group on all matters submitted to a vote of this Corporation's shareholders and holders of Class A Common Stock shall exclusively possess all voting power.

    ii. Except as otherwise expressly provided in these Articles or required pursuant to DGCL, each holder of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held as of the applicable record date on any matter that is submitted to a vote of the shareholders of this corporation (including, without limitation, any matter voted on at a shareholders' meeting); and

    iii. Class B Common Stock shall be non-voting shares and, unless required by law or authorized in this Certificate of Incorporation, shall not be entitled to vote on matters submitted to a vote of this Corporation's shareholders. Notwithstanding the foregoing, and in addition to any other vote required by law, the affirmative vote of a majority of the outstanding shares of Non-Voting Common Stock, voting separately as a class, shall be required to amend, alter or repeal (including by merger, consolidation or otherwise) any provision of these Articles of Incorporation that significantly and adversely affects the powers, preferences or rights of the Non-Voting Common Stock contained herein.

(b) Dividends and Distributions. Subject to the preferences applicable to any series of Preferred Stock, if any, outstanding at any time, shares of Class A Common Stock and Class B Common Stock, Class shall be treated equally, identically and ratably, on a per share basis, with respect to any Distribution as may be declared by the Board of Directors from time to time with respect to the Common Stock, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock, the holders of a majority of the outstanding shares of Class B Common Stock, each voting separately as a separate voting group; provided, however, that in the event any such Distribution declared by the Board of Directors with respect to the Common Stock is paid in the form of Class A Common Stock, Class B Common Stock (or Rights to acquire such class of stock), then holders of Class A Common Stock shall receive Class A Common Stock (or Rights to acquire such stock, as the case may be), and holders of Class B Common Stock shall receive Class B Common Stock (or Rights to acquire such stock, as the case may be). Subject to the preferences applicable to any series of Preferred Stock, the shares of Class A Common Stock, and the shares of Class B Common Stock, are entitled to the net assets of this corporation upon dissolution in accordance with the DCGL.

(c) Subdivision or Combination. If this corporation in any manner subdivides or combines the outstanding shares of Class A Common Stock or Class B Common Stock, the outstanding shares of the other such class will be subdivided or combined in the same proportion and manner, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock, and the holders of a majority of the outstanding shares of Class B Common Stock, each voting separately as a separate voting group.

(d) Equal Status. Except as otherwise expressly provided in these Articles or required by applicable law, shares of Class A Common Stock, and shares of Class B Common Stock, shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters. Without limiting the generality of the foregoing sentence, in connection with a Change of Control Transaction, shares of Class A Common Stock, and Class B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any consideration into which such shares are converted or any consideration paid or otherwise distributed in respect of such shares to shareholders of this corporation, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock, and the holders of a majority of the outstanding shares of Class B Common Stock, each voting separately as a separate voting group.

Section 4.03 **Preferred Stock**. The Board of Directors is hereby authorized to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional, or other special rights, if any, and any qualifications, limitations, or restrictions thereof, of the shares of such series, as shall be stated in the resolution or resolutions providing for the issuance of such series adopted by the Board of Directors. The authority of the Board with respect to each series of Preferred Stock shall include, but not be limited to, determination of the following:

(a) the designation of the series;

(b) the number of shares of the series;

(c) the dividend rate or rates on the shares of that series, whether dividends will be cumulative, and if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

(d) whether the series will have voting rights, generally or upon specified events, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

(e) whether the series will have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;

(f) whether or not the shares of that series shall be redeemable, in whole or in part, at the option of the Corporation or the holder thereof, and if made subject to such redemption, the terms and conditions of such redemption, including the date or dates upon or after

which they shall be redeemable, and the amount per share payable in case of redemptions, which amount may vary under different conditions and at different redemption rates;

(g) the terms and amount of any sinking fund provided for the purchase or redemption of the shares of such series;

(h) the rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series;

      i. the restrictions, if any, on the issue or reissue of any additional Preferred Stock; and

      ii. any other relative rights, preferences, and limitations of that series.

ARTICLE V
BOARD OF DIRECTORS

Section 5.01 **General Powers.** The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

Section 5.02 **Number.** Subject to any rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the number of directors of the Corporation shall be fixed from time to time solely by the Board of Directors pursuant to a resolution adopted unanimously by the Board of Directors.

Section 5.03 **Newly Created Directorships and Vacancies.** Except as otherwise required by law and subject to any rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, any newly created directorships resulting from an increase in the authorized number of directors and any vacancies occurring in the Board of Directors, shall be filled solely by the affirmative votes of a majority of the remaining members of the Board of Directors, although less than a quorum, or by a sole remaining director. A director so elected shall be elected to hold office until the earlier of the expiration of the term of office of the director whom he or she has replaced, a successor is duly elected and qualified, or the earlier of such director's death, resignation, or removal.

Section 5.04 **Written Ballot.** Unless and except to the extent that the By-Laws shall so require, the election of directors of the Corporation need not be by written ballot.

Section 5.05. **Removal.** At a meeting of shareholders called expressly for that purpose, one or more directors, including the entire Board of Directors, may be removed only for cause by the holders of the shares entitled to elect the director or directors whose removal is sought if, with respect to a particular director, the number of votes cast to remove the director exceeds the number of votes cast to not remove the director.

ARTICLE VI
LIMITATION OF LIABILITY; INDEMNIFICATION

Section 6.01 **Limitation of Liability.** To the fullest extent permitted by the DGCL as it presently exists or may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or to its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to, modification of, or repeal of this Section 6.01 shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

Section 6.02 **Indemnification.** The corporation shall indemnify to the fullest extent permitted by law as it presently exists or may hereafter be amended any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative, or investigative, by reason of the fact that he, his testator, or intestate is or was a director, officer, employee, or agent of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director, officer, employee, or agent at the request of the Corporation or any predecessor to the Corporation. Any amendment, repeal, or modification of this Section 6.02 shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

ARTICLE VII
STOCKHOLDER ACTION

Section 7.01 **Special Meetings of Stockholders.** Except as otherwise required by law and subject to the rights of the holders of any series of Preferred Stock, special meetings of the stockholders of the Corporation shall be called only by: (i) the Board of Directors or the Chair of the Board of Directors; or (ii) the Secretary of the Corporation, following receipt of one or more written demands to call a special meeting of the stockholders from stockholders of record who own, in the aggregate, at least 25% of the voting power of the outstanding shares of the Corporation then entitled to vote on the matter or matters to be brought before the proposed special meeting that complies with the procedures for calling a special meeting of the stockholders as may be set forth in the By-Laws.

ARTICLE VIII
BY-LAWS

Section 8.01 **Board of Directors.** In furtherance and not in limitation of the powers conferred by law, the Board of Directors is expressly authorized and empowered to adopt, amend, alter, or repeal the By-Laws without any action on the part of the stockholders.

Section 8.02 **Stockholders.** The stockholders shall also have the power to adopt, amend, alter, or repeal the By-Laws; provided that, in addition to any affirmative vote of the holders of any particular class or series of capital stock of the Corporation required by applicable law or this Certificate of Incorporation, such adoption, amendment, alteration, or repeal shall be approved by the affirmative vote of the holders of at least 66 2/3% of the voting power of the shares of the then outstanding voting stock of the Corporation entitled to vote generally in the election of directors,

ARTICLE XI
SAVINGS CLAUSE

I, THE UNDERSIGNED, being the incorporator, for the purpose of forming a corporation pursuant to the DGCL, do make this Certificate of Incorporation, hereby acknowledging, declaring, and certifying that the foregoing Certificate of Incorporation is my act and deed and that the facts herein stated are true, and have accordingly hereunto set my hand this _31 st_ _____ day of December 2021.

Incorporator:

Lerman Law Associates, PC



By _____

Name: Craig Lerman, its president